Exhibit 99.1

BCE Inc.

2015
Second Quarter
Shareholder Report

10
0

Results
speak
volumes.

Q2

AUGUST 5, 2015

TABLE OF CONTENTS

Table of contents

MANAGEMENT’S DISCUSSION AND ANALYSIS			1
1	OVERVIEW		2
	1.1	Financial highlights	2
	1.2	Key corporate and business developments	3
	1.3	Assumptions	4
2	CONSOLIDATED FINANCIAL ANALYSIS		5
	2.1	BCE consolidated income statements	5
	2.2	Customer connections	5
	2.3	Operating revenues	6
	2.4	Operating costs	7
	2.5	Adjusted EBITDA	8
	2.6	Severance, acquisition and other costs	9
	2.7	Depreciation and amortization	10
	2.8	Finance costs	10
	2.9	Other income (expense)	10
	2.10	Income taxes	10
	2.11	Net earnings and EPS	11
3	BUSINESS SEGMENT ANALYSIS		12
	3.1	Bell Wireless	12
	3.2	Bell Wireline	17
	3.3	Bell Media	22
4	FINANCIAL AND CAPITAL MANAGEMENT		25
	4.1	Net debt	25
	4.2	Outstanding share data	25
	4.3	Cash flows	26
	4.4	Post-employment benefit plans	28
	4.5	Financial risk management	28
	4.6	Credit ratings	30
	4.7	Liquidity	30
5	QUARTERLY FINANCIAL INFORMATION		31
6	REGULATORY ENVIRONMENT		32
7	BUSINESS RISKS		34
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS		36
CONSOLIDATED FINANCIAL STATEMENTS			39
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS			44
	Note 1	Corporate information	44
	Note 2	Basis of presentation and significant accounting policies	44
	Note 3	Segmented information	44
	Note 4	Operating costs	47
	Note 5	Severance, acquisition and other costs	47
	Note 6	Other income (expense)	48
	Note 7	Acquisition of Glentel	48
	Note 8	Earnings per share	48
	Note 9	Acquisition of spectrum licences	49
	Note 10	Debt	49
	Note 11	Post-employment benefit plans	49
	Note 12	Financial assets and liabilities	50
	Note 13	Share-based payments	51

MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates. Bell Aliant means, as the context may require, until December 31, 2014, either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries and associates, or, after December 31, 2014 and up to, and including, June 30, 2015, either Bell Aliant Regional Communications Inc. or, collectively, Bell Aliant Regional Communications Inc. and its subsidiaries and associates.

Due to the privatization of Bell Aliant in 2014 as outlined in Note 3, Privatization of Bell Aliant in our consolidated financial statements for the year ended December 31, 2014, beginning January 1, 2015, the results of operation of our former Bell Aliant segment are included within our Bell Wireless and Bell Wireline segments, with prior periods restated for comparative purposes. Consequently, beginning in 2015, our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) on pages 36 to 38 for a list of defined non-GAAP financial measures and key performance indicators.

Please refer to our unaudited consolidated financial statements for the second quarter of 2015 when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2014 dated March 5, 2015 (BCE 2014 Annual MD&A) as updated in BCE’s MD&A for the first quarter of 2015 dated April 29, 2015 (BCE 2015 First Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to August 5, 2015, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE’s annual information form for the year ended December 31, 2014 dated March 5, 2015 (BCE 2014 AIF) and recent financial reports, including the BCE 2014 Annual MD&A and the BCE 2015 First Quarter MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q2) and six months (YTD) ended June 30, 2015 and 2014.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A including, in particular, but without limitation, the section and sub-sections entitled Assumptions, section 1.2, Key corporate and business developments, the sub-sections entitled Key business developments and section 6, Regulatory environment, contain forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to the increased wireless sales activity and financial impact expected to result from the implementation of the Wireless Code (as defined in section 1.1, Financial highlights), our network deployment plans including, without limitation, the Gigabit Fibe infrastructure buildout in Toronto and certain other cities in Canada and the related planned capital investment, and our business outlook, objectives, plans and strategies. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at August 5, 2015 and, accordingly, are subject to change after this date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our business outlook, objectives, plans and strategic priorities as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market and operational assumptions in preparing forward-looking statements contained in this MD&A. These assumptions include, without limitation, the assumptions described in the section and various sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. We believe that these assumptions were reasonable at August 5, 2015. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A, or in the BCE 2015 First Quarter MD&A, the strategic priorities, business outlook and assumptions described in the BCE 2014 Annual MD&A remain substantially unchanged.

Important risk factors including, without limitation, regulatory, competitive, economic, financial, operational, technological and transactional risks that could cause actual results or events to differ materially from those expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements in this MD&A, include, but are not limited to, the risks described in section 6, Regulatory environment and section 7, Business risks, which sections are incorporated by reference in this cautionary statement.

We caution readers that the risks described in the above-mentioned sections and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 5, 2015. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

BCE Inc. 2015 Second Quarter Shareholder Report 1
1	OVERVIEW	MD&A

1 OVERVIEW

1.1 Financial highlights

BCE Q2 2015 selected quarterly information

BCE customer connections

BCE income statements – selected information

	Q2 2015	Q2 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Operating revenues	5,326	5,220	106	2.0%	10,566	10,319	247	2.4%
Operating costs	(3,129)	(3,076)	(53)	(1.7%)	(6,275)	(6,153)	(122)	(2.0%)
Adjusted EBITDA(1)	2,197	2,144	53	2.5%	4,291	4,166	125	3.0%
Adjusted EBITDA margin(1)	41.3%	41.1%		0.2%	40.6%	40.4%		0.2%
Net earnings attributable to:
Common shareholders	759	606	153	25.2%	1,291	1,221	70	5.7%
Preferred shareholders	39	33	6	18.2%	77	66	11	16.7%
Non-controlling interest	16	68	(52)	(76.5%)	29	134	(105)	(78.4%)
Net earnings	814	707	107	15.1%	1,397	1,421	(24)	(1.7%)
Adjusted net earnings(1)	735	640	95	14.8%	1,440	1,266	174	13.7%
Net earnings per common share (EPS)	0.90	0.78	0.12	15.4%	1.53	1.57	(0.04)	(2.5%)
Adjusted EPS(1)	0.87	0.82	0.05	6.1%	1.71	1.63	0.08	4.9%

(1)	Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net earnings and Adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and Adjusted EBITDA Margin and Adjusted Net Earnings and Adjusted EPS in this MD&A for more details, including, for Adjusted net earnings and Adjusted EPS, reconciliations to the most comparable IFRS financial measures.

2 BCE Inc. 2015 Second Quarter Shareholder Report
1	OVERVIEW	MD&A

BCE statements of cash flows – selected information

	Q2 2015	Q2 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Cash flows from operating activities	1,841	1,850	(9)	(0.5%)	2,886	2,832	54	1.9%
Capital expenditures	(914)	(937)	23	2.5%	(1,741)	(1,666)	(75)	(4.5%)
Free cash flow(1)	931	815	116	14.2%	1,162	1,077	85	7.9%

(1)	Free cash flow is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Free Cash Flow and Free Cash Flow per Share in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

Q2 2015 financial highlights

In the second quarter of 2015, BCE generated solid revenue growth of 2.0% and Adjusted EBITDA growth of 2.5%, driving a modest increase in Adjusted EBITDA margin to 41.3% compared to 41.1% experienced during the same period in 2014. The higher year-over-year Adjusted EBITDA reflected growth across all three of our segments.

The increase in BCE’s Adjusted EBITDA in Q2 2015, compared to last year, was led by our Bell Wireless segment with growth of 5.3%, due to continued strong revenue growth from a larger postpaid subscriber base and higher average revenue per user (ARPU). This was moderated by higher spending on customer retention and acquisition resulting from greater activity in the marketplace due to the convergence of three-year and two-year contract expiries (referred to as the “double cohort” in the wireless industry) following the final application of the mandatory code of conduct on June 3, 2015 for providers of retail mobile wireless voice and data services in Canada (Wireless Code). Our Bell Wireline segment achieved Adjusted EBITDA growth of 1.0% driven by higher year-over-year service revenues reflecting continued growth in our Internet and Internet protocol television (IPTV) businesses and declining wireline voice erosion, coupled with effective cost management mainly resulting from synergy savings generated by the privatization of Bell Aliant, which helped to moderate competitive pressures in Bell Business Markets. Bell Media Adjusted EBITDA growth of 2.4% was due to lower TV programming costs which more than offset the decline in advertising revenues.

BCE generated $814 million of net earnings in the second quarter of 2015, reflecting a 15.1% increase over the same period in 2014, which was mainly driven by higher Adjusted EBITDA, as well as a gain on investments of $94 million related to the sale of our 50% ownership interest in Glentel Inc. (Glentel), to Rogers Communications Inc. (Rogers), partly offset by a loss on investments of $54 million, which represents our share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. This yielded healthy free cash flow of $931 million, an improvement of 14.2% compared to last year.

In the second quarter of 2015, BCE paid $547 million in dividends to its common shareholders, which represented a 14.0% increase compared to last year.

1.2 Key corporate and business developments

Bell Mobility acquires additional 2500 Megahertz (MHz) wireless spectrum licences

On May 12, 2015, Bell Mobility Inc. (Bell Mobility) acquired an additional 243 million Megahertz per Population (MHz-Pop) of 2500 MHz wireless spectrum for $29 million as part of Industry Canada’s most recent spectrum auction, supplementing existing holdings in key urban and rural markets across Canada. Bell Mobility will use the additional 2500 MHz spectrum to further support Fourth generation Long-term evolution (4G LTE) services in eastern and western Ontario, Québec, Atlantic Canada, Alberta, British Columbia and all three Territories. Refer to section 6, Regulatory environment – Radiocommunication Act – Broadband Radio Services (2500 MHz) spectrum auction of this MD&A for more details.

Acquisition of mobile phone distributor Glentel completed

On May 20, 2015, BCE completed the previously announced acquisition of all of the issued and outstanding common shares of Glentel, a Canadian-based dual-carrier multi-brand mobile products distributor, for a total consideration of $592 million, of which $296 million ($284 million, net of cash on hand) was paid in cash and the balance through the issuance of 5,548,908 BCE common shares. Immediately following closing of the acquisition, BCE repaid Glentel’s outstanding debt in the amount of approximately $112 million and contributed $53 million in exchange for additional Glentel common shares. Subsequently, also on May 20, 2015 and further to an agreement dated December 24, 2014, BCE divested 50% of its ownership interest in Glentel to Rogers for a total cash consideration of approximately $473 million ($407 million, net of divested cash and transaction costs). The resulting $94 million gain was recorded in Other income (expense).

BCE Inc. 2015 Second Quarter Shareholder Report 3
1	OVERVIEW	MD&A

Joint acquisition of Toronto Argonauts Football Club

On May 20, 2015, Bell announced an agreement to jointly acquire The Toronto Argonauts Football Club (Argos) of the Canadian Football League (CFL) with a partner in Maple Leaf Sports & Entertainment Ltd. (MLSE), Larry Tanenbaum’s Kilmer Group. Live sports have become increasingly important to executing Bell’s media leadership strategy. By acquiring the Argos, Bell strengthens its media strategy by adding another iconic brand to an already extensive sports line-up. The transaction is expected to be finalized at the end of this year.

Bell named one of the world’s greenest companies

Bell has once again been named one of the world’s greenest companies by United States (US) magazine Newsweek. Bell placed 53rd and was one of only three Canadian companies in the Top 100 on the 2015 Green Rankings, which assesses the environmental performance of 500 of the world’s largest publicly traded companies. Bell’s strong showing reflects the effectiveness of our ISO 14001 certified environmental management system, energy saving measures, and waste reduction initiatives including the Bell Blue Box mobile recycling program.

1.3 Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2014 Annual MD&A, as updated or supplemented in the BCE 2015 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following economic and market assumptions as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business segment analysis of this MD&A.

Assumptions about the Canadian economy
  Slow economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.1% in 2015, representing an eighty basis point decrease from an earlier estimate of 1.9%
  Weaker employment growth compared to 2014, as the overall level of business investment is expected to remain soft
  Interest rates to remain stable through the remainder of 2015, following the recent decrease of twenty-five basis points by the Bank of Canada

Market assumptions
  A sustained level of wireline and wireless competition in both consumer and business markets
  Higher, but slowing, wireless industry penetration and smartphone adoption
  A relatively stable media advertising market and escalating costs to secure TV programming
  A higher expected number of subscriber renewals resulting from the expiry of 2 or 3 year service contracts due to the Wireless Code implemented in 2013

4 BCE Inc. 2015 Second Quarter Shareholder Report
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2 CONSOLIDATED FINANCIAL ANALYSIS

This section provides detailed information and analysis about BCE’s performance in Q2 and YTD 2015 compared to Q2 and YTD 2014. It focuses on BCE’s consolidated operating results and provides financial information for each of our businesses. For further discussion and analysis of our Bell Wireless, Bell Wireline and Bell Media business segments, refer to section 3, Business segment analysis.

2.1 BCE consolidated income statements

	Q2 2015	Q2 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Operating revenues	5,326	5,220	106	2.0%	10,566	10,319	247	2.4%
Operating costs	(3,129)	(3,076)	(53)	(1.7%)	(6,275)	(6,153)	(122)	(2.0%)
Adjusted EBITDA	2,197	2,144	53	2.5%	4,291	4,166	125	3.0%
Severance, acquisition and other costs	(24)	(54)	30	55.6%	(248)	(92)	(156)	n.m.
Depreciation	(720)	(708)	(12)	(1.7%)	(1,432)	(1,407)	(25)	(1.8%)
Amortization	(134)	(171)	37	21.6%	(261)	(338)	77	22.8%
Finance costs
Interest expense	(230)	(229)	(1)	(0.4%)	(456)	(464)	8	1.7%
Interest on post-employment benefit obligations	(28)	(26)	(2)	(7.7%)	(55)	(51)	(4)	(7.8%)
Other income (expense)	43	(13)	56	n.m.	23	74	(51)	(68.9%)
Income taxes	(290)	(236)	(54)	(22.9%)	(465)	(467)	2	0.4%
Net earnings	814	707	107	15.1%	1,397	1,421	(24)	(1.7%)
Net earnings attributable to:
Common shareholders	759	606	153	25.2%	1,291	1,221	70	5.7%
Preferred shareholders	39	33	6	18.2%	77	66	11	16.7%
Non-controlling interest	16	68	(52)	(76.5%)	29	134	(105)	(78.4%)
Net earnings	814	707	107	15.1%	1,397	1,421	(24)	(1.7%)
Adjusted net earnings	735	640	95	14.8%	1,440	1,266	174	13.7%
EPS	0.90	0.78	0.12	15.4%	1.53	1.57	(0.04)	(2.5%)
Adjusted EPS	0.87	0.82	0.05	6.1%	1.71	1.63	0.08	4.9%

n.m.: not meaningful

2.2 Customer connections

TOTAL BCE CONNECTIONS

	Q2 2015	Q2 2014	% CHANGE
Wireless Subscribers	8,124,824	7,951,494	2.2%
Postpaid	7,206,453	6,900,148	4.4%
High-speed Internet Subscribers(1)(2)	3,316,351	3,180,762	4.3%
TV (Satellite and IPTV Subscribers)(1)(2)	2,674,796	2,562,840	4.4%
IPTV(1)(2)	1,040,791	783,023	32.9%
Total Growth Services	14,115,971	13,695,096	3.1%
NAS lines(1)(2)	6,903,652	7,331,909	(5.8%)
Total Services	21,019,623	21,027,005	–

(1)	Our Q1 2015 Internet, IPTV, total TV, and NAS subscriber base included a beginning of period adjustment to reduce the number of subscribers by 7,505, 2,236, 7,702, and 4,409, respectively, for deactivations as a result of the Canadian Radio-television and Telecommunications Commission’s (CRTC) decision to eliminate the 30-day notice period required to cancel services.
(2)	Subsequent to a review of our subscriber metrics, our Q1 2015 beginning of period Internet, IPTV and total TV subscriber base was reduced by 31,426, 1,849 and 3,790 subscribers, respectively, while our NAS base was increased by 657 subscribers. These adjustments primarily consisted of older balances.

BCE Inc. 2015 Second Quarter Shareholder Report 5
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BCE NET ACTIVATIONS

	Q2 2015	Q2 2014	% CHANGE	YTD 2015	YTD 2014	% CHANGE
Wireless Subscribers	22,110	42,898	(48.5%)	6,196	26,462	(76.6%)
Postpaid	61,033	67,951	(10.2%)	96,406	102,055	(5.5%)
High-speed Internet Subscribers	18,606	17,544	6.1%	58,256	44,126	32.0%
TV (Satellite and IPTV Subscribers)	16,690	33,369	(50.0%)	43,680	73,592	(40.6%)
IPTV	50,466	59,132	(14.7%)	111,329	125,510	(11.3%)
Total Growth Services	57,406	93,811	(38.8%)	108,132	144,180	(25.0%)
Wireline NAS lines	(113,509)	(130,920)	13.3%	(223,448)	(263,660)	15.3%
Total Services	(56,103)	(37,109)	(51.2%)	(115,316)	(119,480)	3.5%

BCE added 57,406 net new customer connections related to growth services in Q2 2015, down 38.8% compared to Q2 2014. This consisted of:

  61,033 postpaid wireless customers, which was partly offset by the loss of 38,923 prepaid wireless customers
  18,606 high-speed Internet customers
  16,690 TV subscribers, reflecting the addition of 50,466 new IPTV customers

In the first six months of 2015, BCE added 108,132 net new growth service customers, representing a 25.0% decline over the same period of last year.
This consisted of:

  96,406 postpaid wireless customers, which was largely offset by the loss of 90,210 prepaid wireless customers
  58,256 high-speed Internet customers
  43,680 TV subscribers, reflecting the addition of 111,329 new IPTV customers

NAS net losses were 113,509 in Q2 2015 and 223,448 in the first half of 2015, representing an improvement of 13.3% and 15.3% respectively over the corresponding periods in 2014.

Total BCE customer connections across all services remained essentially unchanged compared with prior year, as increases in our growth services were offset by ongoing, but slowing, decline in legacy wireline NAS lines.

At June 30, 2015, BCE served a total of:

  8,124,824 wireless customers, up 2.2%, which included 7,206,453 postpaid customers, an increase of 4.4% since the end of Q2 2014
  3,316,351 high-speed Internet customers, up 4.3% from Q2 2014
  2,674,796 total TV customers, up 4.4%, which included 1,040,791 IPTV customers, an increase of 32.9% compared to Q2 2014
  6,903,652 total wireline NAS lines, a decrease of 5.8% from Q2 2014

2.3 Operating revenues

	Q2 2015	Q2 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Bell Wireless	1,697	1,543	154	10.0%	3,334	3,035	299	9.9%
Bell Wireline	3,042	3,049	(7)	(0.2%)	6,069	6,068	1	–
Bell Media	740	761	(21)	(2.8%)	1,466	1,483	(17)	(1.1%)
Inter-segment eliminations	(153)	(133)	(20)	(15.0%)	(303)	(267)	(36)	(13.5%)
Total BCE operating revenues	5,326	5,220	106	2.0%	10,566	10,319	247	2.4%

6 BCE Inc. 2015 Second Quarter Shareholder Report
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BCE

Total operating revenues for BCE were up 2.0% in the second quarter of 2015 compared to the same period in 2014, reflecting significant revenue growth at Bell Wireless and relatively stable Bell Wireline results, moderated in part by lower Bell Media revenues. This consisted of service revenues of $4,925 million, which were 2.0% higher than in Q2 2014, and product revenues of $401 million, which increased by 2.3% compared to the same period in 2014.

Similarly, in the first half of 2015, operating revenues grew by 2.4% and consisted of service revenues of $9,772 million, representing a 2.3% improvement over the same period last year, as well as product revenues of $794 million which improved by 3.9% over the first six months of 2014.

BELL WIRELESS

Bell Wireless revenues were up 10.0% this quarter and 9.9% in the first six months of the year, compared to the same periods in 2014, due to a larger postpaid customer base and increased blended ARPU that was driven by higher average rate plan pricing, as customers continue to migrate from three-year to two-year contracts, and increased data usage mainly attributable to increased smartphone penetration and higher usage of data applications, partially offset by lower voice usage.

Wireless service revenues in the second quarter of 2015 and the first six months of 2015 grew by 7.7% and 7.9%, respectively, while product revenues increased by 41.9% and 38.7%, respectively, compared to the same periods in 2014.

BELL WIRELINE

Bell Wireline revenues were relatively stable in both the second quarter and the first six months of the year compared to the same periods in 2014, as service revenue growth was offset by declines in product revenue. The service revenue growth of 1.1% and 0.9% in Q2 2015 and the first six months of the year, respectively, were driven by subscriber growth in Internet and TV, the favourable impact and timing of changes in residential service pricing and higher business service solutions sales, partly offset by continued declines in legacy voice and data revenues. The decline in product revenues was mainly attributable to market softness in Bell Business Markets.

BELL MEDIA

Bell Media revenues decreased by 2.8% in Q2 2015 and by 1.1% in the first half of 2015 compared to 2014, due to declines in advertising revenues driven primarily by the loss of the broadcast rights of National Hockey League (NHL) playoff hockey and lower advertising revenues from conventional TV and digital media. The decline was partially offset by higher subscriber revenues generated from CraveTV, our streaming service launched in December 2014, and from our TV Everywhere products, moderated by services that ceased operations in 2014 (regional hockey feeds and Viewers Choice) along with lower pay service subscribers.

2.4 Operating costs

	Q2 2015	Q2 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Bell Wireless	(980)	(862)	(118)	(13.7%)	(1,905)	(1,711)	(194)	(11.3%)
Bell Wireline	(1,777)	(1,796)	19	1.1%	(3,563)	(3,586)	23	0.6%
Bell Media	(525)	(551)	26	4.7%	(1,110)	(1,123)	13	1.2%
Inter-segment eliminations	153	133	20	15.0%	303	267	36	13.5%
Total BCE operating costs	(3,129)	(3,076)	(53)	(1.7%)	(6,275)	(6,153)	(122)	(2.0%)

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(2)	Labour costs include wages, salaries, and related taxes and benefits, post-employment benefit plans service cost (net of capitalized costs), and other labour costs, including contractor and outsourcing costs.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology (IT) costs, professional service fees and rent.

BCE Inc. 2015 Second Quarter Shareholder Report 7
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BCE

Consistent with increased operating revenues, total BCE operating costs increased by 1.7% this quarter and by 2.0% in the first six months of 2015, compared to the same periods last year. This was due to higher operating costs in our Bell Wireless segment, partly offset by lower costs in our Bell Wireline and Bell Media segments.

BELL WIRELESS

The 13.7%, or $118 million, year-over-year increase in operating costs in Q2 2015 and the 11.3%, or $194 million, increase in the first six months of 2015 reflected:

  Greater investment in customer retention driven by increased activity in the market as a result of the double cohort
  Increased subscriber acquisition costs due to a higher proportion of postpaid activations
  Higher network operating costs associated with expanding our LTE network coupled with increased usage
  Increased payments to other carriers resulting from greater data usage volumes
  Higher labour costs in order to support the increased market activity

BELL WIRELINE

Operating costs declined by 1.1%, or $19 million, in the second quarter of 2015, and by 0.6%, or $23 million, in the first six months of 2015, compared to the same periods in 2014. This resulted from:

  Cost savings generated by synergies from the privatization of Bell Aliant
  Lower cost of goods sold, driven by reduced product sales
  Decreased labour costs from vendor contract savings, headcount reductions and lower call volumes
  Reduced general and administration costs including lower fleet costs, as well as lower operating taxes and bad debt savings

This was partly offset by higher TV programming costs driven by a larger IPTV subscriber base, programming rate increases and the launch of CraveTV in December 2014, as well as higher business service solutions costs due to increased sales.

BELL MEDIA

Operating costs decreased by 4.7%, or $26 million, this quarter and 1.2%, or $13 million, in the first six months of the year, compared to the same periods in 2014, mainly as a result of the loss of broadcast rights for the 2015 NHL playoffs, lower amortization of fair value of certain programming rights, as well as lower US conventional programming costs due to the cancellation and non-renewal of certain programs that aired in Q2 2014, along with favourable timing impacts on conventional programming. This decrease was moderated by higher programming costs for CraveTV.

2.5 Adjusted EBITDA

	Q2 2015	Q2 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Bell Wireless	717	681	36	5.3%	1,429	1,324	105	7.9%
Bell Wireline	1,265	1,253	12	1.0%	2,506	2,482	24	1.0%
Bell Media	215	210	5	2.4%	356	360	(4)	(1.1%)
Total BCE Adjusted EBITDA	2,197	2,144	53	2.5%	4,291	4,166	125	3.0%
BCE Adjusted EBITDA margin	41.3%	41.1%		0.2%	40.6%	40.4%		0.2%

8 BCE Inc. 2015 Second Quarter Shareholder Report
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BCE

BCE’s Adjusted EBITDA was 2.5% higher in the second quarter of 2015 compared to the same period in 2014 due to growth across all three of our segments. Adjusted EBITDA in the first six months of 2015 increased by 3.0% compared to last year, driven by year-over-year growth at Bell Wireless and Bell Wireline, moderated by a marginal decrease at Bell Media.

BCE’s Adjusted EBITDA margin increased to 41.3% this quarter and 40.6% year to date, both representing a 0.2 point improvement over the same periods of 2014. This margin improvement was achieved as a result of higher year-over-year wireless, Internet and TV revenues, diminished wireline voice erosion, synergies generated by the privatization of Bell Aliant, lower programming and content costs in Bell Media and overall cost containment. This was offset in part by increased wireless customer retention and acquisition spending and competitive pressures in Bell Business Markets.

BELL WIRELESS

Bell Wireless Adjusted EBITDA increased by 5.3% in the second quarter of 2015 and 7.9% in the first half of 2015, due to increased service revenues generated by a higher postpaid customer base and higher blended ARPU, which was partly offset by higher spending on customer retention and acquisition due to the double cohort.

BELL WIRELINE

Bell Wireline Adjusted EBITDA increased 1.0% this quarter and year to date, in comparison to the same periods in 2014, primarily as a result of:

  Growth in our Internet and IPTV revenues
  The sale of higher margin products and cost containment at The Source (Bell) Electronics Inc. (The Source)
  Synergies generated by the privatization of Bell Aliant
  Ongoing effective cost management

This was largely offset by:

  The continuing loss of higher-margin legacy voice and data service revenues
  Ongoing competitive pricing pressures and market softness in Bell Business Markets

BELL MEDIA

Bell Media Adjusted EBITDA increased by 2.4% in the second quarter of 2015, primarily as a result of lower programming costs, which more than offset the decline in operating revenues. Conversely, in the first six months of the year, Adjusted EBITDA decreased by 1.1%, driven by lower revenues, moderated by programming cost savings.

2.6 Severance, acquisition and other costs

2015

Severance, acquisition and other costs of $24 million in the second quarter of 2015 and $248 million on a year-to-date basis included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $20 million in Q2 2015 and $50 million on a year-to-date basis
  Acquisition and other costs of $4 million in Q2 2015 and $198 million on a year-to-date basis, related mainly to severance and integration costs due to the privatization of Bell Aliant, and transaction costs, such as legal and financial advisory fees, related to acquisitions. Year to date, a charge of $137 million was also incurred for the litigation claim for satellite TV signal piracy referred to under section 4.7, Liquidity – Litigation – Recent developments in legal proceedings – Signal piracy litigation.

2014

Severance, acquisition and other costs of $54 million in the second quarter of 2014 and $92 million on a year-to-date basis included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $22 million in Q2 2014 and $41 million on a year-to-date basis
  Acquisition and other charges of $32 million in Q2 2014 and $51 million on a year-to-date basis, which included $16 million relating to an additional CRTC tangible benefits obligation as part of our acquisition of Astral Media Inc. (Astral)

BCE Inc. 2015 Second Quarter Shareholder Report 9
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.7 Depreciation and amortization

DEPRECIATION

Depreciation in the second quarter and on a year-to-date basis in 2015 increased $12 million and $25 million, respectively, compared to the same periods in 2014, due to a higher depreciable asset base as we continued to invest in our broadband and wireless networks, as well as our IPTV service.

AMORTIZATION

Amortization in the second quarter and on a year-to-date basis in 2015 decreased $37 million and $77 million, respectively, compared to the same periods in 2014 due mainly to an increase in useful lives of certain IT software assets from five to seven years, which was applied prospectively effective July 1, 2014.

2.8 Finance costs

INTEREST EXPENSE

Interest expense in the second quarter of 2015 remained relatively unchanged as higher average debt levels were offset by higher capitalized interest. Year to date, interest expense decreased $8 million compared to 2014, mainly as a result of higher capitalized interest and lower average interest rates, partly offset by higher average debt levels.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year.

In the second quarter and on a year-to-date basis in 2015, interest expense increased by $2 million and $4 million, respectively, compared to the same periods last year due to a higher post-employment benefit obligation and a lower discount rate, which decreased from 4.9% on January 1, 2014 to 4.0% on January 1, 2015.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (OCI).

2.9 Other income (expense)

2015

Other income of $43 million in the second quarter of 2015 and $23 million year to date 2015 include a gain on investments of $94 million related to the sale of our 50% ownership interest in Glentel to Rogers. This was partly offset by losses from our equity investments of $76 million in Q2 2015 and $70 million year to date 2015, which includes a loss on investment of $54 million representing our share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures.

2014

Other expense of $13 million in the second quarter of 2014 included net mark-to-market losses of $22 million on derivatives used as economic hedges of share-based compensation and U.S. dollar purchases, $12 million of losses from our equity investments and losses on disposal of software, plant and equipment of $9 million. These were partially offset by foreign exchange gains in Q2 2014, due to a stronger Canadian dollar, as well as a dividend income of $5 million from earnings generated in trust prior to the divestiture of Bell Media assets held for sale.

Other income of $74 million in the first half of 2014 included dividend income of $37 million from earnings generated in trust prior to the divestiture of Bell Media assets held for sale, foreign exchange gains due to a stronger Canadian dollar, $16 million gains on investments and net mark-to-market gains of $16 million on derivatives used as economic hedges of share-based compensation and US dollar purchases. These were partially offset by losses on disposal of software, plant and equipment of $17 million.

2.10 Income taxes

Income taxes in the second quarter of 2015 represented an increase of $54 million compared to Q2 2014, due to higher taxable income and a lower value of uncertain tax positions favourably resolved in Q2 2015 compared to Q2 2014.

Income taxes on a year-to-date basis in 2015 remained relatively unchanged compared to last year as taxable income remained relatively stable in 2015.

10 BCE Inc. 2015 Second Quarter Shareholder Report
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.11 Net earnings and EPS

Net earnings attributable to common shareholders in the second quarter of 2015 increased $153 million compared to the same period last year. The increase in Q2 2015 was due to higher Adjusted EBITDA, a gain on investments of $94 million related to the sale of our 50% ownership interest in Glentel to Rogers, lower severance, acquisition and other costs, lower net depreciation and amortization and lower non-controlling interest as a result of the privatization of Bell Aliant, partly offset by $76 million of losses from our equity investments, which includes a loss on investment of $54 million representing our share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures, and higher income taxes.

Year to date, net earnings attributable to common shareholders increased $70 million compared to the same period last year due mainly to higher Adjusted EBITDA, a gain on investments of $94 million related to the sale of our 50% ownership interest in Glentel to Rogers, lower net depreciation and amortization and lower non-controlling interest as a result of the privatization of Bell Aliant, partly offset by the $137 million charge for the litigation claim for satellite TV signal piracy and $70 million of losses from our equity investments which includes a loss on investment of $54 million representing our share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures.

BCE’s EPS increased by $0.12 per common share in Q2 2015 and decreased by $0.04 per common share year to date. The average number of BCE common shares outstanding increased as a result of the privatization of Bell Aliant and our investment in Glentel which impacted EPS.

Excluding the impact of severance, acquisition and other costs, net losses (gains) on investments, and early debt redemption costs, Adjusted net earnings in the second quarter of 2015 was $735 million, or $0.87 per common share, compared to $640 million, or $0.82 per common share, for the same period last year. Adjusted net earnings in the first half of 2015 was $1,440 million, or $1.71 per common share, compared to $1,266 million, or $1.63 per common share, for the first six months of 2014.

BCE Inc. 2015 Second Quarter Shareholder Report 11
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

3 BUSINESS SEGMENT ANALYSIS

3.1 Bell Wireless

Key business developments

J.D. POWERS SHOWS POSITIVE IMPROVEMENT IN BELL AND VIRGIN MOBILE CANADA (VIRGIN MOBILE) CUSTOMER SERVICE

Bell’s commitment to executing our imperative to Improve Customer Service is reflected in the 2015 Canadian Wireless Customer Care Study by J.D. Power and Associates. Among full service carriers, Bell was the most improved in each of the six categories measured between December 2014 and March 2015. Notably, Bell’s scores in Network Quality, Cost of Service, Offerings and Promotions, and Account Management increased 32 points on average. In the standalone provider category, Virgin Mobile was #1, among national carriers, in Customer Service and Wireless Purchase Experience Satisfaction with in-store experience scores that were significantly above the industry average. According to the study, nearly half of all Virgin Mobile customers would “definitely recommend” the company and a majority of wireless customers thinking of changing carriers would consider switching to Bell.

SIMPLIFYING MOBILE TRANSACTIONS WITH SURETAP DIGITAL WALLET

Bell is among a leading group of Canadian wireless providers, banks and retailers supporting suretap, a new digital app that supports secure mobile transactions. With suretap, customers can store credit cards and gift cards on their smartphones and make payments with just a single tap at the checkout. Available on most Android and BlackBerry smartphones, the suretap app is currently compatible with Canadian Imperial Bank of Commerce (CIBC) credit cards as well as gift cards from a number of popular retailers including Jack Astor’s, Swiss Chalet, Milestones, Indigo, Cineplex, Forever 21 and more. Customers will soon be able to access loyalty cards, transit and digital coupons with suretap.

MOBILE DEVICE LINEUP EXPANDED

Bell Mobility and Virgin Mobile continued to bring customers the latest in wireless devices with the introduction of a number of new 4G LTE smartphones and other devices from leading handset manufacturers, including the Samsung Galaxy S6 and S6 Edge superphones, the HTC One M9, the Blackberry Leap, the new portable Novatel MiFi 6630 hotspot that connects up to 15 wireless fidelity (Wi-Fi) devices, Sonim’s push-to-talk XP5 smartphone, the LG G4 superphone, and Alcatel’s OneTouch Idol 3 smartphone.

12 BCE Inc. 2015 Second Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

Financial performance analysis

2015 PERFORMANCE HIGHLIGHTS

BCE Inc. 2015 Second Quarter Shareholder Report 13
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

BELL WIRELESS RESULTS

REVENUES

	Q2 2015	Q2 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Service	1,539	1,429	110	7.7%	3,039	2,817	222	7.9%
Product	149	105	44	41.9%	276	199	77	38.7%
Total external revenues	1,688	1,534	154	10.0%	3,315	3,016	299	9.9%
Inter-segment revenues	9	9	–	–	19	19	–	–
Total Bell Wireless revenues	1,697	1,543	154	10.0%	3,334	3,035	299	9.9%

Bell Wireless operating revenues grew 10.0% in the second quarter of 2015 and 9.9% in the first six months of 2015, as a result of both higher service and product revenues compared to the same periods in 2014.

  Service revenues were up 7.7% in Q2 2015, and 7.9% in the first half of 2015, compared to the same periods last year, reflecting a greater number of postpaid subscribers in our customer base as well as blended ARPU growth that was driven by higher average monthly rates as customers continue to shift from three-year plans to two-year plans, increased data usage from greater smartphone penetration and higher usage of data applications, combined with broader 4G LTE network coverage and speeds. Lower wireless voice revenues, due mainly to greater adoption of unlimited nationwide talk plans and substitution for data applications, moderated the year-over-year growth in service revenues.
  Wireless data revenues grew by 24.2% this quarter and 24.3% year to date, while wireless voice revenues declined 6.2% and 5.6%, respectively, compared to the same periods last year.
  Product revenues were 41.9% and 38.7% higher in the second quarter and first half of 2015, respectively, mainly due to increased handset sales including a higher number of handset upgrades along with a greater proportion of higher-end smartphone devices in our sales mix. The increase in sales activity was stimulated by the start of the double cohort at the beginning of June 2015.

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2015	Q2 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Operating Costs	(980)	(862)	(118)	(13.7%)	(1,905)	(1,711)	(194)	(11.3%)
Adjusted EBITDA	717	681	36	5.3%	1,429	1,324	105	7.9%
Total Adjusted EBITDA margin	42.3%	44.1%		(1.8%)	42.9%	43.6%		(0.7%)
Service Adjusted EBITDA margin	46.6%	47.7%		(1.1%)	47.0%	47.0%		–

Bell Wireless operating costs increased 13.7% in the second quarter of 2015, and 11.3% year to date, compared to the same periods last year as a result of:

  Higher investment in customer retention that reflected a greater number of subsidized upgrades primarily with a greater proportion of smartphone upgrades
  Increased subscriber acquisition costs driven mainly by higher postpaid gross additions
  Higher network operating costs attributable to LTE network expansion and usage
  Increased labour costs driven by increased volumes
  Greater payments to other carriers due to higher data usage volume

Bell Wireless Adjusted EBITDA growth of 5.3% in the second quarter of 2015, and 7.9% in the first half of 2015, reflected higher operating revenues as described above, moderated in part by greater customer retention spending, increased subscriber acquisition costs, higher network operating costs and greater payments to other carriers. This resulted in a modest decline in Adjusted EBITDA margin based on service revenues for the second quarter of 2015 to 46.6% compared to 47.7% last year, whereas year-to-date Adjusted EBITDA margin remained stable at 47.0%.

14 BCE Inc. 2015 Second Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

BELL WIRELESS OPERATING METRICS

	Q2 2015	Q2 2014	CHANGE	% CHANGE	YTD 2015	YTD 2014	CHANGE	% CHANGE
Blended ARPU ($/month)	62.48	59.35	3.13	5.3%	61.66	58.55	3.11	5.3%
Gross activations	384,973	391,382	(6,409)	(1.6%)	726,333	749,706	(23,373)	(3.1%)
Postpaid	317,809	297,374	20,435	6.9%	596,793	576,901	19,892	3.4%
Prepaid	67,164	94,008	(26,844)	(28.6%)	129,540	172,805	(43,265)	(25.0%)
Net activations	22,110	42,898	(20,788)	(48.5%)	6,196	26,462	(20,266)	(76.6%)
Postpaid	61,033	67,951	(6,918)	(10.2%)	96,406	102,055	(5,649)	(5.5%)
Prepaid	(38,923)	(25,053)	(13,870)	(55.4%)	(90,210)	(75,593)	(14,617)	(19.3%)
Blended churn % (average per month)	1.49%	1.47%		(0.02%)	1.48%	1.52%		0.04%
Postpaid	1.23%	1.15%		(0.08%)	1.21%	1.20%		(0.01%)
Prepaid	3.48%	3.49%		0.01%	3.54%	3.59%		0.05%
Subscribers	8,124,824	7,951,494	173,330	2.2%	8,124,824	7,951,494	173,330	2.2%
Postpaid	7,206,453	6,900,148	306,305	4.4%	7,206,453	6,900,148	306,305	4.4%
Prepaid	918,371	1,051,346	(132,975)	(12.6%)	918,371	1,051,346	(132,975)	(12.6%)
Cost of acquisition (COA) ($/subscriber)	434	403	(31)	(7.7%)	442	420	(22)	(5.2%)

Blended ARPU increased 5.3% in both the second quarter and first half of 2015 compared to the same periods last year, driven by strong growth in postpaid ARPU due to an increased mix of customers on higher-rate two year plans, disciplined pricing, greater data usage and a higher percentage of postpaid customers in our total subscriber base. This was partly offset by lower voice ARPU compared to last year as customers continue to substitute voice with data services.

  Data ARPU was up 21.3% in Q2 2015, and 21.4% year to date, driven by greater penetration of smartphones and other data devices such as tablets that are driving higher data consumption from e-mail, web browsing, social networking, text messaging, mobile TV, picture and video messaging, as well as entertainment services such as video streaming, music downloads and gaming. The expansion of our LTE network coverage together with the rollout of increased 4G LTE network speeds in August 2014, also contributed to the growth in data ARPU. The impact of richer rate plans with higher data usage thresholds, as well as increasing data usage by customers of Wi-Fi hotspots moderated the year-over-year growth in data ARPU.
  Voice ARPU declined 8.3% in Q2 2015, and 7.7% in the first half of this year, primarily as a result of the greater adoption of all inclusive rate plans for both local and long distance calling, competitive pricing pressures and lower overall voice usage as customers continue to substitute voice services with data services

Total gross wireless activations decreased 1.6% and 3.1% in the second quarter and first six months of 2015, respectively, reflecting lower prepaid gross activations as postpaid gross activations were up year over year in Q2 2015 and in the first six months of 2015.

  Postpaid gross activations increased 6.9% this quarter and 3.4% year to date, compared to the same periods last year, driven by a higher level of activity across the Canadian wireless market with the start of the double cohort at the beginning of June 2015
  Prepaid gross activations declined 28.6% in the second quarter of 2015 and 25.0% in the first half of 2015, due to our continued focus on postpaid customer acquisitions

Smartphone adoption represented 73% of total postpaid gross activations in Q2 2015 compared to 71% in Q2 2014, and remained unchanged at 72% in the first six months of 2015, compared to the first six months of last year. The percentage of postpaid subscribers with smartphones increased to 77% at June 30, 2015, compared to 75% at the end of the same period last year.

Blended wireless churn increased marginally by 0.02% in Q2 2015 to 1.49%, but improved 0.04% in the first six months of 2015 to 1.48%. The increase in our blended churn rate in Q2 2015 was mainly attributable to a greater number of postpaid deactivations. The greater percentage of postpaid subscribers in our total subscriber base compared to last year moderated the increase in Q2 2015 churn and drove the year-to-date improvement as postpaid customers typically have a lower churn rate than prepaid customers.

  Postpaid churn of 1.23% increased by 0.08% in Q2 2015, whereas year-to-date churn of 1.21% remained relatively stable compared to last year. The higher churn in Q2 2015 was driven by increased promotional activity in the market as a result of the double cohort.
  Prepaid churn remained relatively stable in the second quarter and improved 0.05% year to date to 3.48% and 3.54%, respectively, as a result of fewer customer deactivations compared to the same periods in 2014

Postpaid net activations decreased 10.2% in the second quarter of 2015 and 5.5% in the first half of 2015 compared to last year, due to higher customer deactivations, moderated in part by higher gross activations.

Prepaid net customer losses increased 55.4% in Q2 2015 and 19.3% year to date, due to lower gross activations, offset in part by fewer customer deactivations year over year.

Wireless subscribers totalled 8,124,824 at June 30, 2015, representing an increase of 2.2% since the end of the second quarter of 2014. The proportion of Bell Wireless customers subscribing to postpaid service increased to 89% in Q2 2015 from 87% in Q2 2014.

BCE Inc. 2015 Second Quarter Shareholder Report 15
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

COA per gross activation increased by $31 to $434 in Q2 2015, and by $22 to $442 in the first six months of 2015, reflecting the impact of a higher proportion of postpaid customers in our sales mix and increased sales of more expensive smartphones.

Retention costs as a percentage of service revenue increased to 12.9% and 12.2% in Q2 2015 and the first six months of the year, respectively, compared to 10.1% in both the same periods of last year. This increase is mainly attributable to a greater number of subsidized customer upgrades resulting from increased activity in the marketplace from the double cohort and the ongoing shift to more expensive smartphone models.

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2014 Annual MD&A, as updated or supplemented in the BCE 2015 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Higher, but slowing, Canadian wireless industry penetration and smartphone adoption
  Sustained level of competition in both consumer and business markets
  Maintain our market share momentum of incumbent wireless postpaid subscriber activations
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services
  Our ability to monetize increasing data usage and customer subscription to new data services
  Higher subscriber acquisition and retention spending, driven by a greater number of year-over-year gross additions and customer device upgrades
  Higher than industry-average blended ARPU and Adjusted EBITDA growth, driven by a greater mix of postpaid smartphone customers and accelerating data consumption on the 4G LTE network, and higher access rates on new two-year contracts
  Completion of the LTE network expected to cover 98% of the Canadian population
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  A higher expected number of subscriber renewals resulting from the expiry of 2 or 3 year service contracts due to the Wireless Code implemented in 2013
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

16 BCE Inc. 2015 Second Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

3.2 Bell Wireline

Key business developments

CITY OF TORONTO FIBRE INFRASTRUCTURE BUILDOUT

On June 25, 2015, Bell announced it will deliver gigabit-per-second Internet speeds to homes and businesses across the City of Toronto with the new Gigabit Fibe service. Enabled by Bell’s single largest infrastructure expansion project with a planned total capital investment of approximately $1.14 billion, Gigabit Fibe will bring North America’s fastest Internet speeds to more than a million Toronto customer premises, starting with around 50,000 homes and businesses that are expected to have access this summer. As with all other gigabit services, service will initially be available at a maximum 940 Megabits per second (Mbps) and rise to a full 1000 Mbps or faster over time as equipment evolves to support such speeds. Bell’s long-term agreements with Toronto Hydro to share utility poles across the city will accelerate the Gigabit Fibe project’s efficiency and speed up deployment. When the project is complete, Bell teams will have upgraded 27 Bell Central Office facilities across Toronto and installed over 9,000 kilometres of new fibre, both underground via more than 10,000 manholes and on approximately 80,000 Bell and Toronto Hydro poles around the city. Bell also expects to make Gigabit Fibe available to 2.2 million homes in Ontario, Québec and the Atlantic provinces by the end of 2015.

BELL ROLLS OUT FIBE NETWORK IN QUÉBEC’S MAURICIE REGION

Bell began to lay cable and upgrade infrastructure to deploy its next-generation Fibe network in Trois-Rivières and Shawinigan, Québec. The approximate $50 million investment is bringing the world’s most advanced fibre optic technology directly to homes and businesses in the area, setting the stage for the launch of Bell Fibe TV and Internet later this year and in early 2016.

BELL CONTINUES TO INNOVATE WITH NEW FIBE TV APP

On May 26, 2015, Bell launched the Fibe TV app, which recreates the full Fibe TV experience on any screen, with access to more than 300 live channels at home, 170 live channels on the go and over 7,000 hours of on-demand programming. With the app, Bell Fibe TV customers can watch broadcast or on-demand content on a smartphone or tablet and switch to viewing on their TV set with the tap of a button. The app also doubles as a remote control, providing access to the Fibe TV programming guide and the ability to manage recordings at home or on the go.

NEW DATA CENTRE IN ATLANTIC CANADA

On June 8, 2015, Bell Aliant completed commissioning at its new Saint John, New Brunswick data centre. The facility is now online and fully operational. This state-of-the-art data centre is the first in Atlantic Canada, and one of only 11 in Canada, to achieve the Tier III designation. The gold standard for data centres, Tier III certification requires that all mission critical infrastructures be completely redundant to ensure a continuous power supply and protection for customer data. The project was announced in February 2014 in partnership with the Government of New Brunswick. The $25 million, 24,000-square foot, data centre boasts one megawatt of storage capacity with built-in flexibility to expand up to four times to accommodate growing demand for data hosting services. With Q9 Networks Inc. (Q9), we are part of a national network offering customers access to 27 high capacity data centres, more than any other operator in Canada.

BCE Inc. 2015 Second Quarter Shareholder Report 17
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

Financial performance analysis

2015 PERFORMANCE HIGHLIGHTS

18 BCE Inc. 2015 Second Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

BELL WIRELINE RESULTS

REVENUES

	Q2 2015	Q2 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Data	1,774	1,725	49	2.8%	3,531	3,423	108	3.2%
Local and access	827	860	(33)	(3.8%)	1,651	1,727	(76)	(4.4%)
Long distance	207	233	(26)	(11.2%)	420	459	(39)	(8.5%)
Equipment and other	174	179	(5)	(2.8%)	347	357	(10)	(2.8%)
Total external revenues	2,982	2,997	(15)	(0.5%)	5,949	5,966	(17)	(0.3%)
Inter-segment revenues	60	52	8	15.4%	120	102	18	17.6%
Total Bell Wireline revenues	3,042	3,049	(7)	(0.2%)	6,069	6,068	1	–

Bell Wireline operating revenues were essentially stable in Q2 2015 and in the first six months of 2015 compared to the same periods last year, reflecting lower local and access, long distance and equipment and other revenues along with the negative impact of legislation enacted in December 2014 which eliminated charges for paper bills. This was largely offset by growth in data revenues.

  Bell Wireline service revenue growth of 1.1% in the second quarter of 2015 improved significantly over the 0.6% year-over-year decline experienced in Q2 2014, primarily due to growth from Bell Residential Services resulting from an increased Internet and Fibe TV subscriber base, slowing voice revenue erosion, and the favourable impact and timing of changes in residential service pricing. This helped to mitigate declines in Bell Business Markets which were driven by competitive pricing pressures and overall softness in the market, moderated in part by slowing legacy data erosion and higher business service solutions sales.
  Data revenues increased 2.8% in Q2 2015 and 3.2% in the first six months of 2015, compared to the same periods last year, resulting from higher Internet and TV services revenue driven by Fibe customer growth, rate increases on our residential services and higher bandwidth Internet service usage. Additionally, growth in Internet subscribers from our wholesale market and increased business service solutions sales in Bell Business Markets, also contributed to the increase in data revenues. This was partly offset by reduced data product sales in Bell Business Markets due to overall market softness, as well as a continued decline in basic legacy data revenues in our business and wholesale markets.
  Local and access revenues decreased by 3.8% and 4.4%, respectively, in the second quarter and first half of 2015, compared to the same periods in 2014. The year-over-year decreases were driven by the continued loss of NAS lines due to technological substitution to wireless and Internet-based services, and large business customer conversions to IP-based data services. This was offset in part by residential rate increases and fewer residential and business NAS line losses compared to last year.
  Long distance revenues decreased 11.2% this quarter and 8.5% in the first six months of the year, compared to the same periods in 2014. The decline reflected fewer minutes of use by residential and business customers resulting from NAS line losses, technology substitution to wireless and over-the-top (OTT) Internet-based services and lower sales of international long distance minutes in our wholesale market mainly attributable to competitive pressures, offset in part by residential price increases.
  Equipment and other revenues declined by 2.8% in both Q2 2015 and the first six months of 2015, compared to the same periods in 2014, from decreased consumer electronics equipment sales at The Source and reduced business and wholesale voice equipment sales.

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2015	Q2 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Operating Costs	(1,777)	(1,796)	19	1.1%	(3,563)	(3,586)	23	0.6%
Adjusted EBITDA	1,265	1,253	12	1.0%	2,506	2,482	24	1.0%
Adjusted EBITDA margin	41.6%	41.1%		0.5%	41.3%	40.9%		0.4%

Bell Wireline operating costs decreased by $19 million, or 1.1%, in the second quarter of 2015 and by $23 million, or 0.6%, in the first six months of 2015, compared to the same periods in 2014. The year-over-year decline was attributed mainly to:

  Operational cost savings generated by synergies from the privatization of Bell Aliant
  Lower cost of goods sold corresponding to reduced equipment sales
  Reduced labour costs driven by vendor contract savings, headcount reductions and lower call volumes
  Lower payments to other carriers relating to reduced volumes
  Decreased general and administration costs including lower fleet costs, operating taxes and bad debt expense

These factors were partly offset by:

  Higher programming costs relating to our IPTV service driven by an increased number of subscribers, programming rate increases and the launch of CraveTV in December 2014
  Increased business service solutions costs due to higher sales

BCE Inc. 2015 Second Quarter Shareholder Report 19
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

Bell Wireline Adjusted EBITDA grew by 1.0% in both the second quarter and the first half of 2015, with corresponding Adjusted EBITDA margin increases to 41.6% and 41.3% from 41.1% and 40.9%, respectively, in the same periods in 2014. The year-over-year growth was driven by:

  Continued growth in our Internet and IPTV revenues
  Synergy savings generated by the privatization of Bell Aliant
  The sale of higher margin products and expense savings at The Source
  Effective overall cost containment

This was partly offset by:

  The ongoing but moderating loss of higher-margin legacy voice and data service revenues
  Competitive pricing pressures and general market softness in Bell Business Markets

The 1.0% year-over-year growth in Q2 2015 represented a significant improvement over the 2.7% Adjusted EBITDA decline reported in Q2 2014.

BELL WIRELINE OPERATING METRICS

Data

High-Speed Internet

	Q2 2015	Q2 2014	CHANGE	% CHANGE	YTD 2015	YTD 2014	CHANGE	% CHANGE
High-Speed Internet net activations	18,606	17,544	1,062	6.1%	58,256	44,126	14,130	32.0%
High-Speed Internet subscribers(1)(2)	3,316,351	3,180,762	135,589	4.3%	3,316,351	3,180,762	135,589	4.3%

(1)	Our Q1 2015 subscriber base included a beginning of period adjustment to reduce the number of subscribers by 7,505 for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services.
(2)	Subsequent to a review of our subscriber metrics, our Q1 2015 beginning of period subscriber base was reduced by 31,426 subscribers. This adjustment primarily consisted of older balances.

High-Speed Internet subscriber net activations increased by 6.1% to 18,606 in Q2 2015 and by 32.0% to 58,256 in the first six months of 2015. The year-over-year increases were driven by the pull-through of IPTV activations, increased wholesale customer additions and lower residential customer churn in 2015 attributable mainly to an increased percentage of subscribers on higher-speed fibre-based Internet service, which typically has a lower customer churn rate compared to subscribers on digital subscriber line (DSL) service. The second quarter of 2015 was also unfavourably impacted by seasonality caused by strong back to school activations in the third quarter of 2014, which drove greater student disconnections this quarter.

High-Speed Internet subscribers at June 30, 2015 totalled 3,316,351, up 4.3% from the end of the second quarter of 2014.

TV

	Q2 2015	Q2 2014	CHANGE	% CHANGE	YTD 2015	YTD 2014	CHANGE	% CHANGE
Net subscriber activations	16,690	33,369	(16,679)	(50.0%)	43,680	73,592	(29,912)	(40.6%)
IPTV	50,466	59,132	(8,666)	(14.7%)	111,329	125,510	(14,181)	(11.3%)
Total subscribers(1)(2)	2,674,796	2,562,840	111,956	4.4%	2,674,796	2,562,840	111,956	4.4%
IPTV(1)(2)	1,040,791	783,023	257,768	32.9%	1,040,791	783,023	257,768	32.9%

(1)	Our Q1 2015 IPTV and total TV subscriber base included a beginning of period adjustment to reduce the number of subscribers by 2,236 and 7,702, respectively, for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services.
(2)	Subsequent to a review of our subscriber metrics, our Q1 2015 beginning of period IPTV and total TV subscriber base was reduced by 1,849 and 3,790 subscribers, respectively. These adjustments primarily consisted of older balances.

IPTV net subscriber activations decreased by 8,666, or 14.7% to 50,466 in Q2 2015 and by 14,181, or 11.3% to 111,329 in the first six months of 2015 compared to the same periods in 2014, due to slower expansion of our IPTV footprint in 2015 and aggressive offers for service bundles from the cable competitors. This was partly offset by lower residential customer churn due in part to an increasing mature customer base that is less impacted by competitive offers.

Satellite TV net customer losses increased 31.1% to 33,776 and by 30.3% to 67,649 in the second quarter of 2015 and the first six months of 2015, respectively, primarily as a result of a lower number of retail activations and higher retail churn driven by aggressive offers from cable TV competitors, as well as lower wholesale net activations attributable to the roll-out of IPTV service by other competing wholesale providers in Western and Atlantic Canada.

Total TV net subscriber activations (IPTV and Satellite TV combined) were down 50.0% to 16,690 this quarter and 40.6% to 43,680 in the first six months of 2015, resulting from both lower IPTV and Satellite TV net activations as described above.

IPTV subscribers at June 30, 2015 totalled 1,040,791 up 32.9% from 783,023 subscribers reported at the end of Q2 2014.

Satellite TV subscribers at June 30, 2015 amounted to 1,634,005 which represented an 8.2% decline from the 1,779,817 subscribers at the end of Q2 2014.

Total TV subscribers (IPTV and Satellite TV combined) at June 30, 2015 equalled 2,674,796, representing a 4.4% increase since the end of the second quarter of 2014.

20 BCE Inc. 2015 Second Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

Local and Access

	Q2 2015	Q2 2014	CHANGE	% CHANGE	YTD 2015	YTD 2014	CHANGE	% CHANGE
NAS LINES
Residential(1)(2)	3,670,167	3,943,622	(273,455)	(6.9%)	3,670,167	3,943,622	(273,455)	(6.9%)
Business	3,233,485	3,388,287	(154,802)	(4.6%)	3,233,485	3,388,287	(154,802)	(4.6%)
Total	6,903,652	7,331,909	(428,257)	(5.8%)	6,903,652	7,331,909	(428,257)	(5.8%)
NAS NET LOSSES
Residential	(75,819)	(88,060)	12,241	13.9%	(141,689)	(177,715)	36,026	20.3%
Business	(37,690)	(42,860)	5,170	12.1%	(81,759)	(85,945)	4,186	4.9%
Total	(113,509)	(130,920)	17,411	13.3%	(223,448)	(263,660)	40,212	15.3%

(1)	Our Q1 2015 subscriber base included a beginning of period adjustment to reduce the number of subscribers by 4,409 for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services.
(2)	Subsequent to a review of our subscriber metrics, our Q1 2015 beginning of period subscriber base was increased by 657 subscribers. This adjustment primarily consisted of older balances.

NAS net losses improved 13.3%, or by 17,411 lines, and 15.3%, or by 40,212 lines in the second quarter and first six months of 2015, respectively, compared to the same periods in 2014, due to fewer residential and business NAS net losses.

Residential NAS net losses were 13.9%, or 12,241 lines lower this quarter and 20.3%, or 36,026 lines lower in the first half of 2015, compared to the same periods last year, resulting from the pull-through impact of IPTV activations, as well as greater NAS customer retention through the acquisition of three-product households. Additionally, the second quarter of 2015 benefitted from a favourable Québec move season, due in part to competitive promotional offers. The improvement in residential NAS net losses was moderated by ongoing wireless and Internet-based technology substitution for local services, as well as the continuously aggressive promotions and service bundle discounts offered by the cable TV operators.

Business NAS net losses declined by 12.1%, or by 5,170 lines, in the second quarter of 2015 and 4.9%, or by 4,186 lines, in the first half of 2015, compared to the same periods in 2014. The year-over-year improvements were due to the deactivation, in the second quarter of 2014, of excess dial-up ports given the customer shift to high-speed fibre Internet access from older technologies. This was offset by higher deactivations amongst large business market customers due to competitive losses and the ongoing conversion of voice lines to wireless and Internet Protocol (IP) IP-based services. Additionally, the relatively low level of new business formation and employment growth in the economy has resulted in continued soft demand for new access line installations.

The annualized rate of NAS erosion in our customer base decreased to 5.8% in the second quarter of 2015 due to improvements in the rate of erosion in both our residential and business markets resulting from fewer line losses. At June 30, 2015, we had 6,903,652 NAS lines, compared to 7,331,909 at the end of Q2 2014.

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2014 Annual MD&A, as updated or supplemented in the BCE 2015 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Positive full-year Adjusted EBITDA growth
  IPTV contributing to TV and broadband Internet market share growth, as well as fewer residential NAS losses, resulting in fewer year-over-year total wireline residential net customer losses and higher penetration of three-product households
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of three-product households, promotion expiries and price increases
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Stable year-over-year rate of decline in Bell Business Markets Adjusted EBITDA
  Continued large business customer migration to IP-based systems
  Ongoing competitive reprice pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business segments as cable operators and other telecom competitors continue to intensify their focus on the business segment
  New broadband fibre deployment expected to be largely fibre-to-the-home (FTTH)/fibre-to-the-premise (FTTP)
  Growing consumption of OTT TV services and on-demand streaming video, projected growth in TV Everywhere as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment
  No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

BCE Inc. 2015 Second Quarter Shareholder Report 21
3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

3.3 Bell Media

Key business developments

CTV COMPLETES ONE OF ITS BEST SEASONS EVER

With the core television season for 2014/2015 completed, final data from Numeris, a primary provider of viewership numbers for television and radio outlets in Canada, confirmed that CTV had one of its best seasons ever. Showcasing viewers’ enthusiasm for engaging new network television, never before in Canada have four new series ranked among the Top 10 most-watched programs of the season – and all four were broadcast on CTV. This achievement comes as CTV delivered all six of the Top 6 new series in Canada for all key adult demos – The Flash, Gotham, Marvel’s Agent Carter, The Odd Couple, How to Get Away With Murder and CSI: Cyber. Final data from Numeris also confirmed that:

  CTV saw core primetime audience growth of 5% among viewers aged 25-54 and even higher growth (+9%) among younger viewers aged 18-34
  CTV had its largest core primetime audience in three years among viewers aged 18-49, 25-54 and total viewers
  CTV ended the season as the most-watched Canadian television network among total viewers and those aged 25-54 for a record 14 consecutive years
  CTV ranked 15 of the top 20 programs during the core 2014/2015 broadcast season among total viewers, giving it more top 10 and top 20 programs than all other networks combined

CTV’S 2015/2016 PRIMETIME LINEUP UNVEILED

At the CTV Upfront event on June 4, 2015, Bell Media presented the network’s new schedule for the 2015/2016 broadcast season to advertisers, which showcased eight new series and 11 returning top 20 hits – more than all other Canadian networks combined. With live television making up nearly 80% of all video consumption in Canada, CTV will be delivering more live events than any other network, including The 88th Academy Awards, Super Bowl 50, The 73rd Annual Golden Globe Awards, The 67th Primetime Emmy Awards, The 2016 Juno Awards, and The 2016 Billboard Music Awards.

EXTENSION OF CFL BROADCAST DEAL

Bell Media extended its broadcast agreement with the CFL by three years through to the end of the 2021 season. TSN and RDS, Bell Media’s English and French-language specialty sports services, hold exclusive television rights for CFL football, including pre-season, regular season, playoff and Grey Cup games. In addition to broadcast and digital rights, the deal features exclusive Grey Cup radio rights for Bell Media stations. The CFL is the most-watched major sports league in Canada in terms of average audience per game.

CRAVETV TO GO DIRECT TO CONSUMERS

On July 13, 2015, Bell Media announced that its TV streaming service, CraveTV, will become available on January 1, 2016 direct to consumers as a standalone product to all Canadians with an Internet subscription. CraveTV is currently available to subscribers of a number of Canadian television providers via set-top boxes, or via mobile apps, the web, Apple TV, Chromecast, Microsoft Windows 8, and Samsung Smart TVs, and also will soon be available via select game consoles.

22 BCE Inc. 2015 Second Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

Financial performance analysis

2015 PERFORMANCE HIGHLIGHTS

BELL MEDIA REVENUES
(IN $ MILLIONS)

$761
$740
(2.8%)
Q2 2014
Q2 2015

BELL MEDIA ADJUSTED EBITDA
(IN $ MILLIONS)

$210
$215
2.4%
Q2 2014
Q2 2015

BELL MEDIA REVENUES
(IN $ MILLIONS)

$1,483
$1,466
(1.1%)
YTD 2014
YTD 2015

BELL MEDIA ADJUSTED EBITDA
(IN $ MILLIONS)

$360
$356
(1.1%)
YTD 2014
YTD 2015

CTV IS THE MOST-WATCHED CANADIAN TV NETWORK

14 of top 20 programs

NATIONALLY AMONG TOTAL VIEWERS Q2 2015 (SPRING SEASON)

BELL MEDIA RESULTS

REVENUES

	Q2 2015	Q2 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Total external revenues	656	689	(33)	(4.8%)	1,302	1,337	(35)	(2.6%)
Inter-segment revenues	84	72	12	16.7%	164	146	18	12.3%
Total Bell Media revenues	740	761	(21)	(2.8%)	1,466	1,483	(17)	(1.1%)

Bell Media operating revenues declined by 2.8% in Q2 2015, and 1.1% in the first half of 2015 compared to last year, due to lower advertising partly offset by higher subscriber revenues.

Advertising revenues decreased in Q2 and the first half of 2015 reflecting:

  Lower specialty TV advertising revenues, driven by our specialty sports services at TSN and RDS due to the loss of the broadcast of NHL playoff hockey, mitigated in part by the broadcast of the Fédération Internationale de Football Association (FIFA) Women’s World Cup tournament in June 2015, as well as continued growth in audience levels from our English non-sports specialty services at Space and Discovery TV
  Modest decline in conventional advertising revenues in the quarter, due to general market softness. However, conventional advertising revenues grew in the first six months of 2015, resulting from the live broadcast of the Academy Awards and the Super Bowl as well as a recapture of advertising dollars following the prior year shift to the principal broadcaster of the Sochi 2014 Winter Olympics.
  Digital media decline mainly from Music and Youth services as well as the Loop
  Increased out-of-home advertising revenues primarily from organic growth and strategic acquisitions

Subscriber fee revenues in the second quarter and first six months of 2015 increased in comparison to the same periods in 2014, due to revenues generated from CraveTV, our streaming service launched in December 2014, and from our TV Everywhere products, partially offset by the loss of revenues from services that ceased operations in 2014 (regional hockey feeds and Viewers Choice) along with lower pay service subscribers.

BCE Inc. 2015 Second Quarter Shareholder Report 23
3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2015	Q2 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Operating Costs	(525)	(551)	26	4.7%	(1,110)	(1,123)	13	1.2%
Adjusted EBITDA	215	210	5	2.4%	356	360	(4)	(1.1%)
Adjusted EBITDA margin	29.1%	27.6%		1.5%	24.3%	24.3%		–

Bell Media operating costs were down 4.7% in the second quarter and 1.2% in the first half of the year compared to the same periods in 2014, due to lower content and programming costs mainly related to the loss of the broadcast rights for the 2015 NHL playoffs, lower amortization of fair value of certain programming rights, lower US programming costs resulting from the cancellation or non-renewal of certain US programs that aired in Q2 2014 along with favourable timing impacts on conventional programming. The reduced costs associated with the discontinuance of the Viewer’s Choice channel also contributed to the decline in operating costs. This was partly offset by higher costs associated with the broadcast rights for the FIFA Women’s World Cup, greater costs relating to CraveTV, as well as the expiry of certain CRTC benefits, including the completion of the Local Programming Improvement Fund.

Bell Media Adjusted EBITDA increased by 2.4% in the second quarter of 2015 compared to last year, primarily due to lower programming costs, partly offset by year-over-year revenue decline. Conversely in the first half of 2015, Adjusted EBITDA declined 1.1%, due to lower operating revenues which were partially mitigated by reduced content and programming costs.

BELL MEDIA OPERATING METRICS

  CTV finished the key September to May season as Canada’s leading network, extending its leading position to fourteen years in a row among total viewers and key viewers aged 25 to 54
  CTV achieved 15 of the top 20 programs nationally among the key viewers aged 25 to 54 and saw four new programs in the Top 10
  CTV was the only network to achieve notable growth in core-prime audience levels, up 5% compared to last year among key viewers aged 25 to 54
  Bell Media’s English specialty and pay TV properties reached 81% of all Canadian English specialty and pay TV viewers in the average week during Q2 2015. Bell Media led in primetime with the top entertainment specialty (Discovery) and pay (The Movie Network) networks among the key viewers aged 25 to 54.
  Bell Media maintained a leading position in Québec’s French specialty market in terms of average weekly reach of 81% of the French-speaking population. Three out of the Top 5 Specialty channels among the key viewers aged 25 to 54 are Bell Media properties (Canal D, Super Écran and Canal Vie).
  Bell Media maintains its strong position in unique visitors and video viewers, total page views, visits and videos served (monthly averages are, respectively, 16.4 million visitors, 3.0 million viewers, 314 million page views, 129 million visits, and 86 million videos)
  Bell Media is Canada’s top radio broadcaster, increasing its reach by 300,000 weekly listeners in Q2 2015. Bell Media Radio reaches 17.5 million listeners who spend 84 million hours tuned in each week.
  Astral Out of Home maintains its leadership in Québec and Ontario and pursues its growth Canada wide with the latest contract wins of Halifax and Vancouver airports as well as transit shelters in Québec City

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2014 Annual MD&A, as updated or supplemented in the BCE 2015 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Lower year-over-year Adjusted EBITDA and margin, due to escalating costs to secure TV programming, including rising sports-rights costs and market rates for specialty content, CraveTV investment, higher regulatory Canadian content spending, the expiry of certain CRTC benefits as well as the completion of the Local Programming Improvement Fund
  Ability to successfully acquire highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content on all four screens
  Successful scaling of CraveTV
  TV unbundling and growth in OTT viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

24 BCE Inc. 2015 Second Quarter Shareholder Report
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4 FINANCIAL AND CAPITAL MANAGEMENT

This section describes how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1 Net debt(1)

	JUNE 30, 2015	DECEMBER 31, 2014	$ CHANGE	% CHANGE
Debt due within one year(2)	5,058	3,743	1,315	35.1%
Long-term debt	15,443	16,355	(912)	(5.6%)
Preferred shares(3)	2,002	2,002	–	–
Cash and cash equivalents	(169)	(566)	397	70.1%
Net debt	22,334	21,534	800	3.7%

(1)	Net Debt is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Net Debt in this MD&A for more details.
(2)	Includes bank advances, notes payable and loans secured by trade receivables.
(3)	50% of outstanding preferred shares of $4,004 million in 2015 and 2014 are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $403 million in debt due within one year and long-term debt was due to:

  the issuance of medium-term note (MTN) debentures at Bell Canada with a total principal amount of $500 million a $315 million increase in securitized trade receivables
  an increase in our notes payable (net of repayments) of $117 million partly offset by:

  the partial repayment of approximately $500 million of our unsecured committed term credit facility that was used to fund part of the acquisition of Astral a net decrease of $29 million in our finance lease obligations and other debt

The decrease in cash and cash equivalents of $397 million was due to dividends paid on common shares of $1,066 million, the acquisition of advanced wireless services – 3 (AWS-3) wireless spectrum and 2500 MHz wireless spectrum licences of $529 million, $296 million ($284 million, net of cash on hand) consideration paid for the acquisition of Glentel and $100 million of acquisition costs paid, partly offset by $1,162 million of Free Cash Flow and the disposition of 50% of Glentel to Rogers for a total cash consideration of approximately $473 million ($407 million, net of divested cash and transaction costs).

4.2 Outstanding share data

COMMON SHARES OUTSTANDING		NUMBER OF SHARES
Outstanding, January 1, 2015		840,330,353
Shares issued under employee stock option plan		1,532,492
Shares issued under employee savings plan (ESP)		1,178,636
Shares issued for the Glentel acquisition		5,548,908
Outstanding, June 30, 2015		848,590,389

		WEIGHTED AVERAGE
		EXERCISE PRICE
STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	($)
Outstanding, January 1, 2015	9,278,190	43
Granted	2,776,976	56
Exercised(1)	(1,532,492)	39
Forfeited	(46,649)	48
Outstanding, June 30, 2015	10,476,025	47
Exercisable, June 30, 2015	1,931,376	39

(1)	The weighted average share price for options exercised during the six months ended June 30, 2015 was $55.

BCE Inc. 2015 Second Quarter Shareholder Report 25
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4.3 Cash flows

	Q2 2015	Q2 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Cash flows from operating activities	1,841	1,850	(9)	(0.5%)	2,886	2,832	54	1.9%
Bell Aliant dividends paid to BCE	–	48	(48)	n.m.	–	48	(48)	n.m.
Capital expenditures	(914)	(937)	23	2.5%	(1,741)	(1,666)	(75)	(4.5%)
Cash dividends paid on preferred shares	(37)	(31)	(6)	(19.4%)	(76)	(63)	(13)	(20.6%)
Cash dividends paid by subsidiaries to non–controlling interest	(7)	(68)	61	89.7%	(7)	(75)	68	90.7%
Acquisition costs paid	48	16	32	n.m.	100	30	70	n.m.
Bell Aliant free cash flow	–	(63)	63	n.m.	–	(29)	29	n.m.
Free cash flow	931	815	116	14.2%	1,162	1,077	85	7.9%
Bell Aliant free cash flow, excluding dividends paid	–	15	(15)	n.m.	–	(19)	19	n.m.
Business acquisitions	(284)	–	(284)	n.m.	(284)	–	(284)	n.m.
Acquisition costs paid	(48)	(16)	(32)	n.m.	(100)	(30)	(70)	n.m.
Business dispositions	407	–	407	n.m.	407	538	(131)	(24.3%)
Acquisition of spectrum licences	(429)	(453)	24	5.3%	(529)	(566)	37	6.5%
Other investing activities	(7)	2	(9)	n.m.	(2)	(3)	1	33.3%
Net (repayment) issuance of debt instruments	(982)	(429)	(553)	n.m.	65	(210)	275	n.m.
Issue of common shares	19	9	10	n.m.	57	41	16	39.0%
Cash dividends paid on common shares	(547)	(480)	(67)	(14.0%)	(1,066)	(932)	(134)	(14.4%)
Other financing activities	(16)	(33)	17	51.5%	(107)	(81)	(26)	(32.1%)
Net decrease in cash and cash equivalents	(956)	(570)	(386)	67.7%	(397)	(185)	(212)	n.m.
Free cash flow per share(1)	$1.11	$1.05	$0.06	5.7%	$1.38	$1.39	(0.01)	(0.7%)

(1)	Free cash flow per share is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Free Cash Flow and Free Cash Flow per share in this MD&A for more details.
n.m.: not meaningful

Cash Flows from operating activities and Free Cash Flow

Cash flows from operating activities in the second quarter of 2015 decreased $9 million compared to Q2 2014 due mainly to higher severance and other costs paid and acquisition costs paid partly offset by higher Adjusted EBITDA and improved working capital. The increase in cash flows from operating activities of $54 million for the first half of 2015 reflects higher Adjusted EBITDA and improved working capital, partly offset by higher acquisition costs paid.

Free cash flow in Q2 2015 increased $116 million compared to Q2 2014 due mainly to the favourable impact of the privatization of Bell Aliant and higher Adjusted EBITDA, partly offset by higher income taxes paid. Free cash flow increased $85 million in the first half of 2015 due mainly to the favourable impact of the privatization of Bell Aliant and an increase in cash from operating activities, partly offset by higher capital expenditures.

Free cash flow per share in the second quarter of 2015 was $1.11 per common share, compared to $1.05 per common share for the same period last year. On a year-to-date basis, free cash flow per share was $1.38 per common share, compared to $1.39 per common share for the same period last year.

Capital expenditures

	Q2 2015	Q2 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Bell Wireless	188	168	(20)	(11.9%)	339	287	(52)	(18.1%)
Capital intensity ratio	11.1%	10.9%		(0.2%)	10.2%	9.5%		(0.7%)
Bell Wireline	696	737	41	5.6%	1,352	1,333	(19)	(1.4%)
Capital intensity ratio	22.9%	24.2%		1.3%	22.3%	22.0%		(0.3%)
Bell Media	30	32	2	6.3%	50	46	(4)	(8.7%)
Capital intensity ratio	4.1%	4.2%		0.1%	3.4%	3.1%		(0.3%)
BCE	914	937	23	2.5%	1,741	1,666	(75)	(4.5%)
Capital intensity ratio	17.2%	18.0%		0.8%	16.5%	16.1%		(0.4%)

26 BCE Inc. 2015 Second Quarter Shareholder Report
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

BCE capital expenditures were $23 million, or 2.5% lower this quarter compared to the last year, whereas year-to-date capital expenditures were $75 million, or 4.5% higher year over year. Capital expenditures as a percentage of revenue (capital intensity ratio) was 17.2% and 16.5% in Q2 2015 and the first half of 2015, respectively, compared to 18.0% and 16.1% in the same respective periods last year. The year-over-year variances reflect:

  Lower wireline capital expenditures of $41 million in the second quarter and $19 million higher capital spending in the first six months of 2015 compared to the previous year. The decline in capital spending in Q2 2015 was primarily driven by the substantial completion of FibreOP deployment in Atlantic Canada and the slower pace of expansion of our IPTV service footprint in Québec and Ontario. This decrease in capital expenditures in Q2 2015 was partly offset by our continued rollout of broadband fibre and further expansion of our FTTH footprint including the commencement of the Gigabit Fibe infrastructure buildout to the city of Toronto that was announced on June 25, 2015, along with our investment to increase capacity on our fibre to the node (FTTN) network and in maintenance of our networks. Additionally, the increase in capital expenditures supported our growing IPTV and high-speed Internet subscriber bases, as well as the execution of business customer contracts and hosting services. These increases in spending drove the higher year-to-date capital expenditures compared to last year.
  Higher wireless capital spending of $20 million in the second quarter and $52 million in the first six months of 2015, driven by the continued rollout of our 4G LTE mobile services which reached approximately 93% of the Canadian population at June 30, 2015, along with our deployment of 700 MHz spectrum, ongoing investments to increase network capacity in order to support greater data consumption and higher LTE speeds.

Business acquisitions

Business acquisitions of $296 million ($284 million, net of cash on hand) in Q2 2015 reflect our acquisition of Glentel referred to under section 1.2, Key corporate and business developments – Acquisition of mobile phone distributor Glentel completed.

Business dispositions

In Q2 2015, BCE divested 50% of its ownership interest in Glentel to Rogers for a total cash consideration of approximately $473 million ($407 million, net of divested cash and transaction costs). Refer to section 1.2, Key corporate and business developments – Acquisition of mobile phone distributor Glentel completed.

In Q1 2014, we completed the sale of certain TV services and radio stations for total cash proceeds of $538 million.

Acquisition of spectrum licences

On April 21, 2015, Bell Mobility acquired AWS-3 wireless spectrum in key urban and rural markets as part of Industry Canada’s AWS-3 spectrum auction. Bell Mobility acquired 13 licences for 169 million MHz-POP of AWS-3 spectrum for $500 million. On March 20, 2015, Bell Mobility made a first payment of $100 million to Industry Canada. The remaining balance of $400 million was paid on April 21, 2015.

On May 12, 2015, Bell Mobility acquired an additional 243 million MHz-POP of 2500 MHz wireless spectrum for $29 million, which was paid in Q2 2015. This acquisition increased Bell Mobility’s 2500 MHz spectrum holdings in a number of urban and rural markets.

On February 19, 2014, Bell Mobility secured the right to acquire 700 MHz spectrum assets in every province and territorial market comprised of 31 licences for $566 million. On March 4, 2014, Bell Mobility made a first payment of $113 million to Industry Canada. The remaining balance was paid on April 2, 2014, at which time Bell Mobility acquired these 31 licences.

Debt instruments

2015:

In the second quarter of 2015, we repaid $982 million of debt, net of issuances. This included a $574 million repayment (net of issuances) of notes payable and bank advances, a partial repayment of approximately $500 million of our unsecured committed term credit facility, a $112 million repayment of Glentel’s outstanding debt and a $111 million repayment of finance leases and other debt. These repayments were partly offset by an increase in our loans secured by trade receivables of $315 million.

In the first half of 2015, we issued $65 million of debt, net of repayments. This included the issuance of Series M-39 MTN debentures at Bell Canada with a principal amount of $500 million, an increase in our loans secured by trade receivables of $315 million and the issuance of $117 million of notes payable. These issuances were partly offset by a partial repayment of approximately $500 million of our unsecured committed term credit facility, a $255 million repayment of finance leases and other debt, and a $112 million repayment of Glentel’s outstanding debt.

2014:

In the second quarter of 2014, we repaid $429 million of debt, net of issuances. This included payments of notes payable and bank advances, net of issuances, of $443 million and finance leases and other debt of $136 million, partly offset by the issuance of MTNs at Bell Aliant with a principal amount of $150 million.

In the first half of 2014, we repaid $210 million of debt, net of issuances. This included $300 million payments of CTV Specialty notes on February 18, 2014 and $218 million of finance leases and other debt, partly offset by issuances of notes payable and bank advances, net of repayments, of $158 million and MTNs at Bell Aliant with a principal amount of $150 million.

BCE Inc. 2015 Second Quarter Shareholder Report 27
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

Cash dividends paid on common shares

In the second quarter of 2015, cash dividends paid on common shares increased $67 million compared to Q2 2014, due to a higher number of outstanding common shares as a result of the privatization of Bell Aliant and a higher dividend paid in Q2 2015 of $0.65 per common share compared to $0.6175 per common share in Q2 2014.

In the first half of 2015, cash dividends paid on common shares increased $134 million compared to 2014, due to a higher number of outstanding common shares as a result of the privatization of Bell Aliant and a higher dividend paid in the first half of 2015 of $1.2675 per common share compared to $1.20 per common share for the same period last year.

4.4 Post-employment benefit plans

For the three and six months ended June 30, 2015, we recorded a decrease in our post-employment benefit obligations and a gain, before taxes, in OCI of $711 million and $748 million, respectively. This was due to a higher actual discount rate of 4.1% at June 30, 2015, as compared to 3.7% at March 31, 2015 and 4.0% at December 31, 2014. The Q2 2015 gain was partly offset by a lower-than-expected return on plan assets, while the year-to-date gain was further increased by a higher-than-expected return on plan assets.

For the three and six months ended June 30, 2014, we recorded an increase in our post-employment benefit obligations and a loss, before taxes and non-controlling interest (NCI), in OCI of $509 million and $1,133 million, respectively. This was due to a lower actual discount rate of 4.2% at June 30, 2014, as compared to 4.5% at March 31, 2014 and 4.9% at December 31, 2013, partly offset by a higher-than-expected return on plan assets.

4.5 Financial risk management

Fair value

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			JUNE 30, 2015		DECEMBER 31, 2014
			CARRYING	FAIR	CARRYING	FAIR
	CLASSIFICATION	FAIR VALUE METHODOLOGY	VALUE	VALUE	VALUE	VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	247	254	285	289
CTRC deferral account obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	166	184	174	191
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	17,666	19,914	17,723	20,059

28 BCE Inc. 2015 Second Quarter Shareholder Report
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	FAIR VALUE
			QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3)(2)
June 30, 2015
Available-for-sale (AFS) publicly-traded and privately-held investments	Other non-current assets	108	17	–	91
Derivative financial instruments	Other current assets, Trade payables and other liabilities, Other non-current assets and liabilities	184	–	184	–
MLSE financial liability(3)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	25	–	36	(11)
December 31, 2014
AFS publicly-traded and privately-held investments	Other non-current assets	107	17	–	90
Derivative financial instruments	Other current assets, Trade payables and other liabilities, Other non-current assets and liabilities	276	–	276	–
MLSE financial liability(3)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	12	–	22	(10)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows. A reasonable change in our assumption would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in MLSE at a price not less than the agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other income (expense).

Currency exposures

We use forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated transactions and certain foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $13 million (loss of $36 million) recognized in net earnings at June 30, 2015 and a gain (loss) of $53 million recognized in other comprehensive income at June 30, 2015, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts, options and cross currency basis swaps as at June 30, 2015.

		AMOUNTS
		TO RECEIVE		AMOUNTS TO PAY
TYPE OF HEDGE	BUY CURRENCY	IN USD	SELL CURRENCY	IN CAD	MATURITY	HEDGED ITEM
Cash flow	USD	211	CAD	236	2015	Purchase commitments
Cash flow	USD	493	CAD	611	2015	Commercial paper
Cash flow	USD	374	CAD	421	2016-2017	Purchase commitments
Cash flow	USD	400	CAD	497	2015	Credit facility
Economic	USD	153	CAD	190	2015	Purchase commitments
Economic – call options	USD	137	CAD	166	2015	Purchase commitments
Economic – put options	USD	274	CAD	332	2015	Purchase commitments

Interest rate exposures

We use interest rate swaps to manage the mix of fixed and floating interest rates of our debt. We also use interest rate locks to hedge the interest rates on future debt issuances. As at June 30, 2015, we had interest rate locks with notional amounts totalling $1 billion which mature through to 2016 and an interest rate swap with a notional amount of $700 million which matures in 2017.

A 1% increase (decrease) in interest rates would result in a decrease of $28 million (increase of $28 million) in net earnings at June 30, 2015 and a gain of $54 million (loss of $61 million) recognized in other comprehensive income as at June 30, 2015.

BCE Inc. 2015 Second Quarter Shareholder Report 29
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4.6 Credit ratings

Our key credit ratings remain unchanged from those described in the BCE 2014 Annual MD&A.

4.7 Liquidity

In Q1 2015, the committed amount under Bell Canada’s unsecured revolving facility was increased from $2.5 billion to $3 billion, providing the company with additional financing flexibility.

All other cash requirements remain substantially unchanged from those described in the BCE 2014 Annual MD&A.

Litigation

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following are updates to the legal proceedings described in the BCE 2014 AIF under section 8, Legal Proceedings, as subsequently updated in the BCE 2015 First Quarter MD&A.

SIGNAL PIRACY LITIGATION

On March 6, 2015, the Québec Court of Appeal reversed the judgment of the lower court regarding the quantum of damages, granting plaintiffs damages of $82 million, plus interest and costs totaling approximately $55 million.

On May 4, 2015, Bell ExpressVu Limited Partnership (Bell ExpressVu) sought leave to appeal to the Supreme Court of Canada. On May 21, 2015, Bell ExpressVu and the plaintiffs agreed to defer payment of the judgment of the Québec Court of Appeal and to establish letters of credit to secure Bell ExpressVu’s payment obligations that may arise following the decision of the Supreme Court of Canada regarding the leave to appeal application or the appeal itself, as the case may be.

CLASS ACTION CONCERNING WIRELESS SYSTEM ACCESS FEES

On June 9, 2015, the plaintiff’s appeal in respect of the dismissal of the certification application filed in the Supreme Court of British Columbia was denied by the Court of Appeal of British Columbia. The plaintiff has until September 8, 2015 to make an application to seek leave to appeal to the Supreme Court of Canada.

30 BCE Inc. 2015 Second Quarter Shareholder Report
5	QUARTERLY FINANCIAL INFORMATION	MD&A

5 QUARTERLY FINANCIAL INFORMATION

BCE’s 2015 second quarter interim condensed financial report was prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2015		2014				2013
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Operating revenues	5,326	5,240	5,528	5,195	5,220	5,099	5,382	5,099
Adjusted EBITDA	2,197	2,094	2,022	2,115	2,144	2,022	1,998	2,063
Severance, acquisition and other costs	(24)	(224)	(58)	(66)	(54)	(38)	(48)	(297)
Depreciation	(720)	(712)	(734)	(739)	(708)	(699)	(695)	(683)
Amortization	(134)	(127)	(118)	(116)	(171)	(167)	(160)	(162)
Net earnings	814	583	594	703	707	714	593	452
Net earnings attributable to common shareholders	759	532	542	600	606	615	495	343
Net earnings per common share
Basic	0.90	0.63	0.64	0.77	0.78	0.79	0.64	0.44
Diluted	0.90	0.63	0.63	0.77	0.78	0.79	0.63	0.44
Included in net earnings:
Severance, acquisition and other costs	(16)	(164)	(42)	(45)	(38)	(23)	(33)	(222)
Net gains (losses) on investments	40	(2)	(8)	–	4	12	(12)	2
Early debt redemption costs	–	(7)	(18)	(3)	–	–	–	(21)
Adjusted net earnings	735	705	610	648	640	626	540	584
Adjusted EPS	0.87	0.84	0.72	0.83	0.82	0.81	0.70	0.75
Average number of common shares outstanding – basic (millions)	844.9	841.0	837.7	782.1	777.7	776.5	775.9	775.9

BCE Inc. 2015 Second Quarter Shareholder Report 31
6	REGULATORY ENVIRONMENT	MD&A

6 REGULATORY ENVIRONMENT

The following are updates to the regulatory initiatives and proceedings described in the BCE 2014 Annual MD&A under section 3.3, Principal business risks and section 8, Regulatory environment, as subsequently updated in the BCE 2015 First Quarter MD&A.

Telecommunications Act

PROCEEDINGS REGARDING WHOLESALE DOMESTIC WIRELESS SERVICES

On May 5, 2015, the CRTC released Telecom Regulatory Policy CRTC 2015-177 (TRP 2015-177) which concluded its investigation into the competitiveness of wholesale wireless markets in Canada. TRP 2015-177 requires Bell Mobility, Rogers Communications Partnership (Rogers Partnership) and Telus Communications Company (Telus) to issue tariffs for wholesale roaming services based on the Global System for Mobile Communications (GSM) which are provided to all other Canadian wireless carriers but not to each other. Bell Mobility, Telus and Rogers Partnership will have to file costing studies in November 2015 as part of the CRTC’s proceeding to approve cost-based tariff rates for their wholesale roaming services. As a condition of offering GSM-based wholesale roaming services, Bell Mobility, Rogers Partnership and Telus must provide roaming to all subscribers served by their wholesale roaming customers, including the subscribers of any mobile virtual network operators (MVNOs) operating on their roaming customers’ networks. Wholesale roaming providers are also prohibited from preventing wireless carriers from disclosing the identity of their wholesale roaming providers to their current or potential customers. No additional regulations were imposed on other wholesale mobile wireless services. As part of TRP 2015-177, the CRTC also recommended that the Governor in Council repeal the provision in the Telecommunications Act (in section 27.1) imposing price caps on wholesale roaming services provided by Canadian wireless carriers. On July 1, 2015, the Governor in Council accepted the CRTC’s recommendation and repealed section 27.1 of the Telecommunications Act.

WHOLESALE WIRELINE SERVICES FRAMEWORK REVIEW

On July 22, 2015, the CRTC issued Telecom Decision 2015-326 which concluded a review of its wholesale wireline telecommunications policies. The CRTC mandated the introduction of a new disaggregated wholesale high-speed access service, including over FTTP facilities, which facilities had so far been exempted from mandated wholesale high-speed access. While this new service is mandated of all major incumbent telephone companies and cable carriers, the first stage of its implementation is to take place only in Ontario and Québec, our two largest markets. No wholesale service that had been previously forborne was re-regulated. Although it is not possible at this time to assess the financial impact of Telecom Decision 2015-326, it could have a negative effect on our business and financial performance as it is progressively implemented over the next few years. However, the nature of such effect, if any, will only be ascertainable once the CRTC has completed its costing models and set the wholesale access rates to be charged by the incumbent telephone companies and cable carriers.

NATIONAL WIRELESS SERVICES CONSUMER CODE

As discussed in more detail in the BCE 2014 Annual MD&A, on June 3, 2013, the CRTC issued Telecom Regulatory Policy CRTC 2013-271, which established the Wireless Code. The Wireless Code began applying to all contracts, no matter when they were entered into, on June 3, 2015. As a result, all three-year contracts entered into on or after June 4, 2012, and before December 1, 2013, retroactively became subject to the Wireless Code on June 3, 2015, despite having been entered into before the Wireless Code came into effect. During 2015, customers on three-year contracts that were established before the Wireless Code came into effect and customers on new two-year plans have caused, and are expected to continue to cause, unusual market activity as their contracts expire, driving higher expiries and higher transaction volumes. This has resulted, and is expected to continue to result, in Adjusted EBITDA pressure and higher industry churn.

An appeal by Bell Canada, Bell Mobility, MTS Inc., NorthernTel, Limited Partnership, Rogers Partnership, Saskatchewan Telecommunications, Télébec, Limited Partnership and Telus challenging the retrospective application of the Wireless Code to wireless contracts entered into before the CRTC’s Wireless Code decision was released was dismissed by the Federal Court of Appeal in a judgement issued in May 2015. That decision upheld the CRTC’s decision to bring all wireless contracts under the umbrella of the Wireless Code starting on June 3, 2015, regardless of when they were first entered into.

Broadcasting Act

CRTC PROCEEDINGS ON THE FUTURE OF CANADA’S TV SYSTEM

On March 26, 2015, the CRTC released its final decision related to the future of Canada’s TV system, which focuses on the ability of consumers to be informed about their television programming choices and provides recourse mechanisms in the case of disputes. In particular, a Television Service Provider Code (TSPC) will govern the relationship between broadcasting distribution undertakings (BDUs) and subscribers. The CRTC has proposed that the role of the Commissioner for Complaints for Telecommunications Services (CCTS) be expanded to administer the TSPC. Governance and funding details will be dealt with in the November 3, 2015 hearing of the CCTS’ mandate. The CRTC also set out measures to increase access to accessibility features and accessible content through the increased availability of described video (DV), accessible remote controls, set-top boxes (STB) and electronic program guides. The extent of any impact that the TSPC will have on Bell Media or Bell TV’s business and financial results is unclear at this time.

32 BCE Inc. 2015 Second Quarter Shareholder Report
6	REGULATORY ENVIRONMENT	MD&A

Radiocommunication Act

BROADBAND RADIO SERVICES (2500 MHZ) SPECTRUM AUCTION

The 2500 MHz auction was held between April 14, 2015 and May 5, 2015. On May 12, 2015, Bell Mobility acquired an additional 243 million MHz-POP of 2500 MHz wireless spectrum for $29 million. This acquisition increased Bell Mobility’s 2500 MHz spectrum holdings in a number of urban and rural markets to meet the spectrum aggregation limit of 40 MHz per licence area set by Industry Canada. This acquisition also increased Bell Mobility’s spectrum holdings in northern markets (where spectrum aggregation limits did not apply) by an additional 60 MHz per licence area. Consistent with Industry Canada’s auction rules, Bell Mobility was not required to divest spectrum holdings in licence areas where its spectrum holdings already exceeded the spectrum aggregation limit prior to the auction.

SPECTRUM LICENCE TRANSFERS

On June 24, 2015, Industry Canada approved the transfer of a number of AWS-1 spectrum licences from Shaw Communications Inc. and Data & Audio-Visual Enterprises Wireless Inc. (Mobilicity) to Rogers. The transaction, as approved by Industry Canada, also included the subsequent transfer of a number of the above acquired licences from Rogers to Globalive Wireless Management Corp. (Wind Mobile). In its decisions approving these transfers, Industry Canada noted that recent spectrum auctions in the 700 MHz, AWS-3, AWS-4 and 2500 MHz bands have provided all current and potential wireless service providers with multiple opportunities to access additional spectrum licences in the affected licence areas to meet their spectrum needs and have had a notable effect on the landscape of spectrum holdings in these areas. It is not possible to predict how any future spectrum transfer applications will be handled by Industry Canada.

Other key legislation

PERSONAL INFORMATION PROTECTION AND ELECTRONIC DOCUMENTS ACT

The Digital Privacy Act received Royal Assent on June 18, 2015. It will implement mandatory data breach notification requirements and fines of up to $100,000 per occurrence for organizations that fail to keep a log of breaches or notify the Office of the Privacy Commissioner or affected individuals, when required under such Act. The provisions dealing with notification will come into force when related regulations are brought into force.

BCE Inc. 2015 Second Quarter Shareholder Report 33
7	BUSINESS RISKS	MD&A

7 BUSINESS RISKS

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.

The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

In the BCE 2014 Annual MD&A we provided a detailed review of risks that could affect our financial position, financial performance, cash flows, business or reputation and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. This detailed description of risks is updated in this MD&A. The risks described in the BCE 2014 Annual MD&A included, without limitation, risks associated with:

  regulatory initiatives and proceedings, government consultations and government positions that affect us and influence our business the intensity of competitive activity, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, financial results and operating metrics the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of traditional wireline services the adverse effect of new technology and increasing fragmentation in Bell TV’s TV distribution market and Bell Media’s markets rising programming costs and Bell Media’s inability to secure key content variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services
  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon of economic conditions and ratings/audience levels our inability to protect our networks, systems, applications, data centres, electronic and physical records and the information stored therein against cyber attacks, unauthorized access or entry, and damage from fire, natural disasters and other events the complexity of our product offerings, pricing plans, promotions, technology platforms and billing systems our failure to satisfy customer expectations and build a simple and expeditious operational delivery model our failure to carry out network evolution activities or to meet network upgrade or deployment timelines within our capital intensity target our inability to discontinue certain services as necessary to improve capital and operating efficiencies our failure to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services our failure to implement or maintain, on a timely basis, effective IT systems, and the complexity and costs of our IT environment our failure to maintain optimal network operating performance in the context of significant increases in broadband demand and in the volume of wireless data-driven traffic employee retention and performance, and labour disruptions pension obligation volatility and increased contributions to post-employment benefit plans events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, equipment and other facilities in-orbit risks to satellites used by Bell TV
  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, critical products and services the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws
  our capital and other expenditure levels, financing and debt requirements, and inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements and implement our business plan, as well as our inability to manage various credit, liquidity and market risks ineffective change management resulting from restructurings and other corporate initiatives, and the failure to successfully integrate business acquisitions and existing business units our failure to evolve practices to effectively monitor and control fraudulent activities copyright theft and other unauthorized use of our content
  the theft of our direct-to-home (DTH) satellite TV services our failure to execute our strategic imperatives and business development plans in order to produce the expected benefits, including continuing to implement our targeted cost reduction initiatives, and our failure to develop a successful business strategy higher taxes due to new taxes, higher tax rates or changes to tax laws, and our inability to predict the outcome of government audits

34 BCE Inc. 2015 Second Quarter Shareholder Report
7	BUSINESS RISKS	MD&A

  health concerns about radiofrequency emissions from wireless communications devices our inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks our failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters
  BCE’s dependence on the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it uncertainty as to whether dividends will be declared by BCE’s board of directors or BCE’s dividend policy will be maintained stock market volatility

Please see section 9, Business risks of the BCE 2014 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2014 Annual MD&A referred to therein, are incorporated by reference in this section 7. In addition, please see section 4.7, Liquidity – Litigation in this MD&A and in the BCE 2015 First Quarter MD&A for an update to the legal proceedings described in the BCE 2014 AIF, which sections 4.7 are incorporated by reference in this section 7. Please see also section 6, Regulatory environment in this MD&A and in the BCE 2015 First Quarter MD&A for an update to the regulatory initiatives and proceedings described in the BCE 2014 Annual MD&A, which sections 6 are incorporated by reference in this section 7. Except for the updates set out in this section 7, Business risks, in section 4.7, Liquidity – Litigation and in section 6, Regulatory environment in this MD&A, as well as section 4.7, Liquidity – Litigation and in section 6, Regulatory environment in the BCE 2015 First Quarter MD&A, the risks described in the BCE 2014 Annual MD&A remain substantially unchanged.

Update to the description of business risks

POST-EMPLOYMENT BENEFIT OBLIGATIONS

We may be required to increase contributions to our post-employment benefit plans in the future

In June 2015, we filed updated post-employment benefit plans valuations as of December 31, 2014 which confirmed our expected funding for 2015 as disclosed in the BCE 2014 Annual MD&A.

BCE Inc. 2015 Second Quarter Shareholder Report 35
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

8 ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS

8.1 Our accounting policies

BCE’s 2015 second quarter consolidated interim financial statements (financial statements) were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on August 5, 2015. BCE’s financial statements were prepared using the same basis of presentation, accounting policies and methods of computations as outlined in Note 2, Significant accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2014. The financial statements do not include all of the notes required in the annual financial statements.

8.2 Non-GAAP financial measures and key performance indicators (KPIs)

This section describes the non-GAAP financial measures and KPIs we use in this MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

Adjusted EBITDA and Adjusted EBITDA margin

The terms Adjusted EBITDA and Adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 to BCE’s Q2 2015 consolidated financial statements. We define Adjusted EBITDA margin as Adjusted EBITDA divided by operating revenues.

We use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and Adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to Adjusted EBITDA.

	Q2 2015	Q2 2014	YTD 2015	YTD 2014
Net earnings	814	707	1,397	1,421
Severance, acquisition and other costs	24	54	248	92
Depreciation	720	708	1,432	1,407
Amortization	134	171	261	338
Finance costs
Interest expense	230	229	456	464
Interest on post-employment benefit obligations	28	26	55	51
Other (income) expense	(43)	13	(23)	(74)
Income taxes	290	236	465	467
Adjusted EBITDA	2,197	2,144	4,291	4,166
BCE Operating Revenues	5,326	5,220	10,566	10,319
Adjusted EBITDA Margin	41.3%	41.1%	40.6%	40.4%

36 BCE Inc. 2015 Second Quarter Shareholder Report
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

Adjusted net earnings and Adjusted EPS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define Adjusted EPS as Adjusted net earnings per BCE common share.

We use Adjusted net earnings and Adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

	Q2 2015		Q2 2014		YTD 2015		YTD 2014
	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	759	0.90	606	0.78	1,291	1.53	1,221	1.57
Severance, acquisition and other costs	16	0.01	38	0.05	180	0.21	61	0.08
Net (gains) losses on investments	(40)	(0.04)	(4)	(0.01)	(38)	(0.04)	(16)	(0.02)
Early debt redemption costs	–	–	–	–	7	0.01	–	–
Adjusted net earnings	735	0.87	640	0.82	1,440	1.71	1,266	1.63

Free Cash Flow and Free Cash Flow per share

The terms Free Cash Flow and Free Cash Flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

As of November 1, 2014, BCE’s Free Cash Flow includes 100% of Bell Aliant’s Free Cash Flow rather than cash dividends received from Bell Aliant. We define Free Cash Flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI.

Prior to November 1, 2014, Free Cash Flow was defined as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to NCI and Bell Aliant Free Cash Flow.

We define Free Cash Flow per share as Free Cash Flow divided by the average number of common shares outstanding.

We consider Free Cash Flow and Free Cash Flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use Free Cash Flow to value a business and its underlying assets. We believe that certain investors and analysts also use Free Cash Flow and Free Cash Flow per share to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to Free Cash Flow on a consolidated basis.

	Q2 2015	Q2 2014	YTD 2015	YTD 2014
Cash flows from operating activities	1,841	1,850	2,886	2,832
Bell Aliant dividends paid to BCE	–	48	–	48
Capital expenditures	(914)	(937)	(1,741)	(1,666)
Cash dividends paid on preferred shares	(37)	(31)	(76)	(63)
Cash dividends paid by subsidiaries to non-controlling interest	(7)	(68)	(7)	(75)
Acquisition costs paid	48	16	100	30
Bell Aliant free cash flow	–	(63)	–	(29)
Free cash flow	931	815	1,162	1,077
Average number of common shares outstanding (millions)	844.9	777.7	843.0	777.1
Free cash flow per share	1.11	1.05	1.38	1.39

BCE Inc. 2015 Second Quarter Shareholder Report 37
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

Net Debt

The term Net Debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define Net Debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statement of financial position. We include 50% of outstanding preferred shares in our Net Debt as it is consistent with the treatment by certain credit rating agencies.

We consider Net Debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use Net Debt to determine a company’s financial leverage.

Net Debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	JUNE 30, 2015	DECEMBER 31, 2014
Debt due within one year	5,058	3,743
Long-term debt	15,443	16,355
50% of outstanding preferred shares	2,002	2,002
Cash and cash equivalents	(169)	(566)
Net debt	22,334	21,534

KPIs

We use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION
Capital Intensity	Capital expenditures divided by operating revenues.
ARPU	Average revenue per user or subscriber is certain service revenues divided by the average subscriber base for the specified period.
Churn

Churn is the rate at which existing subscribers cancel their services, expressed as a percentage. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base. It is a measure of monthly customer turnover.

COA

COA is also referred to as subscriber acquisition costs. COA represents the total cost associated with acquiring a customer and includes costs such as hardware discounts, marketing and distribution costs. This measure is expressed per gross activation during the period.

Dividend Payout Ratio	Dividends paid on common shares divided by Free Cash Flow.
Net Debt to Adjusted EBITDA

Net Debt to Adjusted EBITDA is BCE Net Debt divided by Adjusted EBITDA. Net Debt is debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents. For the purposes of calculating our Net Debt to Adjusted EBITDA ratio, Adjusted EBITDA is defined as twelve-month trailing BCE Adjusted EBITDA.

Adjusted EBITDA to Net Interest Expense

Adjusted EBITDA to net interest expense is Adjusted EBITDA divided by net interest expense. For the purposes of calculating our Adjusted EBITDA to net interest expense ratio, Adjusted EBITDA is defined as twelve-month trailing BCE Adjusted EBITDA. Net interest expense is twelve-month trailing BCE interest expense excluding interest on post-employment benefit obligations and including 50% of preferred dividends.

8.3 Controls and procedures

Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

38 BCE Inc. 2015 Second Quarter Shareholder Report
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

FOR THE PERIOD ENDED JUNE 30
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS)		THREE MONTHS		SIX MONTHS
(UNAUDITED)	NOTE	2015	2014	2015	2014
Operating revenues	3	5,326	5,220	10,566	10,319
Operating costs	4	(3,129)	(3,076)	(6,275)	(6,153)
Severance, acquisition and other costs	5	(24)	(54)	(248)	(92)
Depreciation		(720)	(708)	(1,432)	(1,407)
Amortization		(134)	(171)	(261)	(338)
Finance costs
Interest expense		(230)	(229)	(456)	(464)
Interest on post-employment benefit obligations	11	(28)	(26)	(55)	(51)
Other income (expense)	6	43	(13)	23	74
Income taxes		(290)	(236)	(465)	(467)
Net earnings		814	707	1,397	1,421
Net earnings attributable to:
Common shareholders		759	606	1,291	1,221
Preferred shareholders		39	33	77	66
Non-controlling interest		16	68	29	134
Net earnings		814	707	1,397	1,421
Net earnings per common share – basic and diluted	8	0.90	0.78	1.53	1.57
Average number of common shares outstanding – basic (millions)		844.9	777.7	843.0	777.1

BCE Inc. 2015 Second Quarter Shareholder Report 39
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of comprehensive income

FOR THE PERIOD ENDED JUNE 30	THREE MONTHS		SIX MONTHS
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	2015	2014	2015	2014
Net earnings	814	707	1,397	1,421
Other comprehensive income (loss), net of income taxes
Items that will be reclassified subsequently to net earnings
Net change in value of available-for-sale (AFS) financial assets, net of income taxes of nil for the three months and six months ended June 30, 2015 and 2014, respectively	1	–	1	1
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $9 million and $11 million for the three months ended June 30, 2015 and 2014, respectively, and nil and $6 million for the six months ended June 30, 2015 and 2014, respectively	(38)	(30)	(10)	(17)
Items that will not be reclassified to net earnings
Actuarial gains (losses) on post-employment benefit plans, net of income taxes of ($192) million and $137 million for the three months ended June 30, 2015 and 2014, respectively, and ($202) million and $305 million for the six months ended June 30, 2015 and 2014, respectively(1)	519	(372)	546	(828)
Other comprehensive income (loss)	482	(402)	537	(844)
Total comprehensive income	1,296	305	1,934	577
Total comprehensive income attributable to:
Common shareholders	1,241	240	1,827	455
Preferred shareholders	39	33	77	66
Non-controlling interest	16	32	30	56
Total comprehensive income	1,296	305	1,934	577

(1)	The discount rate used to value our post-employment benefit obligations at June 30, 2015 was 4.1% compared to 3.7% at March 31, 2015 and 4.0% at December 31, 2014. The discount rate used to value our post-employment benefit obligations at June 30, 2014 was 4.2% compared to 4.5% at March 31, 2014 and 4.9% at December 31, 2013.

40 BCE Inc. 2015 Second Quarter Shareholder Report
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of financial position

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	JUNE 30, 2015	DECEMBER 31, 2014
ASSETS
Current assets
Cash		131	142
Cash equivalents		38	424
Trade and other receivables		2,758	3,069
Inventory		405	333
Prepaid expenses		528	379
Other current assets		232	201
Total current assets		4,092	4,548
Non-current assets
Property, plant and equipment		21,513	21,327
Intangible assets	9	10,886	10,224
Deferred tax assets		131	162
Investments in associates and joint ventures	7	1,088	776
Other non-current assets		833	875
Goodwill		8,376	8,385
Total non-current assets		42,827	41,749
Total assets		46,919	46,297
LIABILITIES
Current liabilities
Trade payables and other liabilities		4,053	4,398
Interest payable		141	145
Dividends payable		565	534
Current tax liabilities		157	269
Debt due within one year	10	5,058	3,743
Total current liabilities		9,974	9,089
Non-current liabilities
Long-term debt	10	15,443	16,355
Deferred tax liabilities		1,559	1,321
Post-employment benefit obligations		2,101	2,772
Other non-current liabilities		1,462	1,521
Total non-current liabilities		20,565	21,969
Total liabilities		30,539	31,058
EQUITY
Equity attributable to BCE shareholders
Preferred shares		4,004	4,004
Common shares	7	17,142	16,717
Contributed surplus		1,137	1,141
Accumulated other comprehensive income		87	97
Deficit		(6,306)	(7,013)
Total equity attributable to BCE shareholders		16,064	14,946
Non-controlling interest		316	293
Total equity		16,380	15,239
Total liabilities and equity		46,919	46,297

BCE Inc. 2015 Second Quarter Shareholder Report 41
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of changes in equity

FOR THE PERIOD ENDED JUNE 30, 2015 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)		ATTRIBUTABLE TO BCE SHAREHOLDERS
	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRIBUTED SURPLUS	ACCUMULATED OTHER COMPREHEN- SIVE INCOME	DEFICIT	TOTAL	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance at January 1, 2015		4,004	16,717	1,141	97	(7,013)	14,946	293	15,239
Net earnings		–	–	–	–	1,368	1,368	29	1,397
Other comprehensive (loss) income		–	–	–	(10)	546	536	1	537
Total comprehensive (loss) income		–	–	–	(10)	1,914	1,904	30	1,934
Common shares issued under stock option plan		–	65	(5)	–	–	60	–	60
Common shares issued under employee savings plan		–	64	–	–	–	64	–	64
Other share-based compensation		–	–	1	–	(32)	(31)	–	(31)
Dividends declared on BCE common and preferred shares		–	–	–	–	(1,175)	(1,175)	–	(1,175)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(7)	(7)
Common shares issued for the acquisition of Glentel Inc.	7	–	296	–	–	–	296	–	296
Balance at June 30, 2015		4,004	17,142	1,137	87	(6,306)	16,064	316	16,380

FOR THE PERIOD ENDED JUNE 30, 2014 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	ATTRIBUTABLE TO BCE SHAREHOLDERS
	PREFERRED SHARES	COMMON SHARES	CONTRIBUTED SURPLUS	ACCUMULATED OTHER COMPREHEN- SIVE (LOSS) INCOME	DEFICIT	TOTAL	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance at January 1, 2014	3,395	13,629	2,615	14	(4,642)	15,011	1,239	16,250
Net earnings	–	–	–	–	1,287	1,287	134	1,421
Other comprehensive loss	–	–	–	(16)	(750)	(766)	(78)	(844)
Total comprehensive (loss) income	–	–	–	(16)	537	521	56	577
Common shares issued under stock option plan	–	45	(4)	–	–	41	–	41
Common shares issued under employee savings plan	–	52	–	–	–	52	–	52
Other share-based compensation	–	–	3	–	(15)	(12)	4	(8)
Dividends declared on BCE common and preferred shares	–	–	–	–	(1,026)	(1,026)	–	(1,026)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(135)	(135)
Balance at June 30, 2014	3,395	13,726	2,614	(2)	(5,146)	14,587	1,164	15,751

42 BCE Inc. 2015 Second Quarter Shareholder Report
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of cash flows

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2015	2014	2015	2014
Cash flows from operating activities
Net earnings		814	707	1,397	1,421
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	5	24	54	248	92
Depreciation and amortization		854	879	1,693	1,745
Post-employment benefit plans cost	11	96	94	199	193
Net interest expense		229	226	452	460
Gains on investments	6	(94)	(4)	(92)	(16)
Income taxes		290	236	465	467
Contributions to post-employment benefit plans		(92)	(85)	(173)	(173)
Payments under other post-employment benefit plans		(18)	(18)	(38)	(36)
Severance and other costs paid		(52)	(38)	(101)	(106)
Acquisition costs paid		(48)	(16)	(100)	(30)
Interest paid		(230)	(231)	(457)	(460)
Income taxes paid (net of refunds)		(119)	(110)	(452)	(471)
Net change in operating assets and liabilities		187	156	(155)	(254)
Cash flows from operating activities		1,841	1,850	2,886	2,832
Cash flows used in investing activities
Capital expenditures		(914)	(937)	(1,741)	(1,666)
Business acquisition	7	(284)	–	(284)	–
Business dispositions	7	407	–	407	538
Acquisition of spectrum licences	9	(429)	(453)	(529)	(566)
Other investing activities		(7)	2	(2)	(3)
Cash flows used in investing activities		(1,227)	(1,388)	(2,149)	(1,697)
Cash flows used in financing activities
(Decrease) increase in notes payable and bank advances		(574)	(443)	117	158
Increase in securitized trade receivables		315	–	315	–
Issue of long-term debt	10	–	150	502	183
Repayment of long-term debt	7, 10	(723)	(136)	(869)	(551)
Issue of common shares		19	9	57	41
Cash dividends paid on common shares		(547)	(480)	(1,066)	(932)
Cash dividends paid on preferred shares		(37)	(31)	(76)	(63)
Cash dividends paid by subsidiaries to non-controlling interest		(7)	(68)	(7)	(75)
Other financing activities		(16)	(33)	(107)	(81)
Cash flows used in financing activities		(1,570)	(1,032)	(1,134)	(1,320)
Net increase (decrease) in cash		4	26	(11)	(95)
Cash at beginning of period		127	99	142	220
Cash at end of period		131	125	131	125
Net decrease in cash equivalents		(960)	(596)	(386)	(90)
Cash equivalents at beginning of period		998	621	424	115
Cash equivalents at end of period		38	25	38	25

BCE Inc. 2015 Second Quarter Shareholder Report 43
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2014 annual consolidated financial statements, approved by BCE’s board of directors on March 5, 2015.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates.

Note 1 Corporate information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional, specialty and pay TV, digital media, and radio broadcasting services to customers across Canada and out-of-home advertising services.

Note 2 Basis of presentation and significant accounting policies

The financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on August 5, 2015. The financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in our consolidated financial statements for the year ended December 31, 2014. The financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

Note 3 Segmented information

Due to the privatization of Bell Aliant Inc. in 2014 as outlined in Note 3, Privatization of Bell Aliant in our consolidated financial statements for the year ended December 31, 2014, beginning January 1, 2015, the results of operation of our former Bell Aliant segment are included within our Bell Wireless and Bell Wireline segments, with prior periods restated for comparative purposes. Goodwill and Indefinite life intangible assets of our former Bell Aliant segment are now included in the Bell Wireline segment. Consequently, beginning in 2015, our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

44 BCE Inc. 2015 Second Quarter Shareholder Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present financial information by segment for the three month periods ended June 30, 2015 and 2014.

					INTER-
					SEGMENT
		BELL	BELL	BELL	ELIMINA-
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2015	NOTE	WIRELESS	WIRELINE	MEDIA	TIONS	BCE
Operating revenues
External customers		1,688	2,982	656	–	5,326
Inter-segment		9	60	84	(153)	–
Total operating revenues		1,697	3,042	740	(153)	5,326
Operating costs	4	(980)	(1,777)	(525)	153	(3,129)
Segment profit(1)		717	1,265	215	–	2,197
Severance, acquisition and other costs	5	(3)	(11)	(10)		(24)
Depreciation and amortization		(125)	(694)	(35)		(854)
Finance costs
Interest expense						(230)
Interest on post-employment benefit obligations	11					(28)
Other income	6					43
Income taxes						(290)
Net earnings						814

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

					INTER-
					SEGMENT
		BELL	BELL	BELL	ELIMINA-
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2014	NOTE	WIRELESS	WIRELINE	MEDIA	TIONS	BCE
Operating revenues
External customers		1,534	2,997	689	–	5,220
Inter-segment		9	52	72	(133)	–
Total operating revenues		1,543	3,049	761	(133)	5,220
Operating costs	4	(862)	(1,796)	(551)	133	(3,076)
Segment profit(1)		681	1,253	210	–	2,144
Severance, acquisition and other costs	5	(3)	(23)	(28)		(54)
Depreciation and amortization		(132)	(712)	(35)		(879)
Finance costs
Interest expense						(229)
Interest on post-employment benefit obligations	11					(26)
Other expense	6					(13)
Income taxes						(236)
Net earnings						707

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

BCE Inc. 2015 Second Quarter Shareholder Report 45
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present financial information by segment for the six month periods ended June 30, 2015 and 2014.

					INTER-
					SEGMENT
		BELL	BELL	BELL	ELIMINA-
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2015	NOTE	WIRELESS	WIRELINE	MEDIA	TIONS	BCE
Operating revenues
External customers		3,315	5,949	1,302	–	10,566
Inter-segment		19	120	164	(303)	–
Total operating revenues		3,334	6,069	1,466	(303)	10,566
Operating costs	4	(1,905)	(3,563)	(1,110)	303	(6,275)
Segment profit(1)		1,429	2,506	356	–	4,291
Severance, acquisition and other costs	5	(7)	(230)	(11)		(248)
Depreciation and amortization		(252)	(1,373)	(68)		(1,693)
Finance costs
Interest expense						(456)
Interest on post-employment benefit obligations	11					(55)
Other income	6					23
Income taxes						(465)
Net earnings						1,397

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

					INTER-
					SEGMENT
		BELL	BELL	BELL	ELIMINA-
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2014	NOTE	WIRELESS	WIRELINE	MEDIA	TIONS	BCE
Operating revenues
External customers		3,016	5,966	1,337	–	10,319
Inter-segment		19	102	146	(267)	–
Total operating revenues		3,035	6,068	1,483	(267)	10,319
Operating costs	4	(1,711)	(3,586)	(1,123)	267	(6,153)
Segment profit(1)		1,324	2,482	360	–	4,166
Severance, acquisition and other costs	5	(4)	(55)	(33)		(92)
Depreciation and amortization		(259)	(1,418)	(68)		(1,745)
Finance costs
Interest expense						(464)
Interest on post-employment benefit obligations	11					(51)
Other income	6					74
Income taxes						(467)
Net earnings						1,421

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

46 BCE Inc. 2015 Second Quarter Shareholder Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 Operating costs

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	NOTE	2015	2014	2015	2014
Labour costs
Wages, salaries and related taxes and benefits		(1,093)	(1,092)	(2,153)	(2,157)
Post-employment benefit plans service cost (net of capitalized amounts)	11	(68)	(68)	(144)	(142)
Other labour costs(1)		(223)	(243)	(446)	(476)
Less:
Capitalized labour		240	254	469	486
Total labour costs		(1,144)	(1,149)	(2,274)	(2,289)
Cost of revenues(2)		(1,537)	(1,491)	(3,103)	(2,983)
Other operating costs(3)		(448)	(436)	(898)	(881)
Total operating costs		(3,129)	(3,076)	(6,275)	(6,153)

(1)	Other labour costs include contractor and outsourcing costs.
(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 5 Severance, acquisition and other costs

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2015	2014	2015	2014
Severance	(20)	(22)	(50)	(41)
Acquisition and other	(4)	(32)	(198)	(51)
Total severance, acquisition and other costs	(24)	(54)	(248)	(92)

Acquisition and other costs

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations and litigation costs, when they are significant. Acquisition costs also include severance and integration costs relating to the privatization of Bell Aliant Inc.

In Q2 2014, we recorded acquisition costs of $16 million relating to an additional Canadian Radio-television and Telecommunications Commission (CRTC) tangible benefits obligation as part of our acquisition of Astral Media Inc. (Astral).

SIGNAL PIRACY LITIGATION

On August 31, 2005, a motion to institute legal proceedings was filed in the Québec Superior Court against Bell ExpressVu Limited Partnership (Bell ExpressVu) by Vidéotron ltée, Vidéotron (Régional) ltée and CF Cable TV Inc. (a subsidiary of Vidéotron ltée). The claim was for an initial amount of $374 million in damages, plus interest and costs. In the statement of claim, the plaintiffs alleged that Bell ExpressVu had failed to adequately protect its system against satellite signal piracy, thereby depriving the plaintiffs of subscribers who, but for their alleged ability to pirate Bell ExpressVu’s signal, would have subscribed to the plaintiffs’ services. On July 23, 2012, the Superior Court issued a judgment pursuant to which it did not find Bell ExpressVu at fault in its overall efforts to fight signal piracy but concluded that the complete smart card swap it undertook should have been completed earlier. In this regard, the court granted the plaintiffs damages of $339,000, plus interest and costs. The plaintiffs appealed to the Québec Court of Appeal the quantum of damages awarded by the trial judge and sought revised damages in the amount of $164.5 million, plus costs, interest and an additional indemnity. Bell ExpressVu also filed an appeal of the lower court decision on its finding of liability.

On March 6, 2015, the Québec Court of Appeal reversed the judgment of the lower court regarding the quantum of damages, granting plaintiffs damages of $82 million, plus interest and costs totaling approximately $55 million. A charge of $137 million was recorded in Q1 2015 and is included in acquisition and other costs.

On May 4, 2015, Bell ExpressVu sought leave to appeal to the Supreme Court of Canada. On May 21, 2015, Bell ExpressVu and the plaintiffs agreed to defer payment of the judgment of the Québec Court of Appeal and to establish letters of credit to secure Bell ExpressVu’s payment obligations that may arise following the decision of the Supreme Court of Canada regarding the leave to appeal application or the appeal itself, as the case may be.

BCE Inc. 2015 Second Quarter Shareholder Report 47
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 Other income (expense)

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	NOTE	2015	2014	2015	2014
Gains on investments	7	94	4	92	16
Net mark-to-market (losses) gains on derivatives used as economic hedges		(9)	(22)	9	16
Dividend income from assets held for sale		–	5	–	37
Equity losses from investments in associates and joint ventures
Loss on investment(1)		(54)	–	(54)	–
Operations		(22)	(12)	(16)	(2)
Losses on disposal/retirement of software, plant and equipment		(9)	(9)	(31)	(17)
Early debt redemption costs		–	–	(10)	–
Other		43	21	33	24
Total other income (expense)		43	(13)	23	74

(1)	Represents BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity gains or losses from investments in associates and joint ventures.

Note 7 Acquisition of Glentel

On May 20, 2015, BCE completed the previously announced acquisition of all of Glentel Inc. (Glentel) issued and outstanding common shares for a total consideration of $592 million, of which $296 million ($284 million, net of cash on hand) was paid in cash and the balance through the issuance of 5,548,908 BCE common shares. Immediately following the closing of the acquisition, BCE repaid Glentel’s outstanding debt in the amount of approximately $112 million and contributed $53 million in exchange for additional Glentel common shares.

Subsequently, also on May 20, 2015 and further to an agreement dated December 24, 2014, BCE divested 50% of its ownership interest in Glentel to Rogers Communications Inc. for a total cash consideration of approximately $473 million ($407 million, net of divested cash and transaction costs). The resulting gain of $94 million is recorded in Other income (expense). Our remaining investment of $379 million in Glentel is recorded in Investments in associates and joint ventures.

Glentel is a Canadian-based dual-carrier, multi-brand mobile products distributor. The transaction is part of Bell’s strategy to accelerate wireless and improve customer service. BCE accounts for its investment in Glentel as a joint venture using the equity method.

Note 8 Earnings per share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2015	2014	2015	2014
Net earnings attributable to common shareholders – basic	759	606	1,291	1,221
Dividends declared per common share (in dollars)	0.6500	0.6175	1.3000	1.2350
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	844.9	777.7	843.0	777.1
Assumed exercise of stock options(1)	1.3	0.9	1.4	0.8
Weighted average number of common shares outstanding – diluted	846.2	778.6	844.4	777.9

(1)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 2,764,616 for both the second quarter and for the first half of 2015, compared to 2,878,224 for the second quarter of 2014 and 2,894,182 for the first half of 2014.

48 BCE Inc. 2015 Second Quarter Shareholder Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 Acquisition of spectrum licences

On April 21, 2015, Bell Mobility Inc. (Bell Mobility) acquired advanced wireless services – 3 (AWS-3) wireless spectrum in key urban and rural markets as part of Industry Canada’s AWS-3 spectrum auction. Bell Mobility acquired 13 licences for 169 million Megahertz per Population (MHz-POP) of AWS-3 spectrum for $500 million. On March 20, 2015, Bell Mobility made a first payment of $100 million to Industry Canada. The remaining balance of $400 million was paid on April 21, 2015.

On May 12, 2015, Bell Mobility acquired an additional 243 million MHz-POP of 2500 Megahertz (MHz) wireless spectrum for $29 million, which was paid in Q2 2015.

Note 10 Debt

In Q2 2015, Bell Canada repaid approximately $500 million ($395 million U.S. dollars) of the borrowings under its unsecured committed term credit facility that was used to fund part of the acquisition of Astral.

In Q2 2015, Bell Canada increased its loans secured by trade receivables by $315 million, thereby increasing its outstanding balance at June 30, 2015 to $1,236 million.

In 2015, Bell Canada reclassified $850 million of its medium term notes (MTN) debentures from long-term debt to short-term debt, as follows:

  $500 million of its 3.65% Series M-23 MTN debentures, which mature on May 19, 2016
  $200 million of its 4.64% Series M-19 MTN debentures, which mature on February 22, 2016
  $150 million of its floating rate Series M-38 MTN debentures, which mature on April 22, 2016

On March 30, 2015, Bell Canada issued 4.35% Series M-39 MTN debentures under its 1997 trust indenture, with a principal amount of $500 million, which mature on December 18, 2045.

Note 11 Post-employment benefit plans

Post-employment benefit plans cost

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs). The cost of these plans are tabled below.

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2015	2014	2015	2014
DB pension	(59)	(54)	(117)	(108)
DC pension	(22)	(22)	(51)	(51)
OPEBs	(2)	(2)	(4)	(4)
Less:
Capitalized benefit plans cost	15	10	28	21
Total post-employment benefit plans service cost included in operating costs	(68)	(68)	(144)	(142)
Other costs recognized in Severance, acquisition and other costs	(1)	–	(8)	–
Total post-employment benefit plans service cost	(69)	(68)	(152)	(142)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST
	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2015	2014	2015	2014
DB pension	(14)	(9)	(27)	(18)
OPEBs	(14)	(17)	(28)	(33)
Total interest on post-employment benefit obligations	(28)	(26)	(55)	(51)

BCE Inc. 2015 Second Quarter Shareholder Report 49
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 Financial assets and liabilities

Fair value

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			JUNE 30, 2015		DECEMBER 31, 2014
			CARRYING	FAIR	CARRYING	FAIR
	CLASSIFICATION	FAIR VALUE METHODOLOGY	VALUE	VALUE	VALUE	VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	247	254	285	289
CTRC deferral account obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	166	184	174	191
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	17,666	19,914	17,723	20,059

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	FAIR VALUE
			QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3)(2)
June 30, 2015
AFS publicly-traded and privately-held investments	Other non-current assets	108	17	–	91
Derivative financial instruments	Other current assets, Trade payables and other liabilities, Other non-current assets and liabilities	184	–	184	–
MLSE financial liability(3)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	25	–	36	(11)
December 31, 2014
AFS publicly-traded and privately-held investments	Other non-current assets	107	17	–	90
Derivative financial instruments	Other current assets, Trade payables and other liabilities, Other non-current assets and liabilities	276	–	276	–
MLSE financial liability(3)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	12	–	22	(10)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) at a price not less than an agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other income (expense).

Currency exposures

We use forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated transactions and certain foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $13 million (loss of $36 million) recognized in net earnings at June 30, 2015 and a gain (loss) of $53 million recognized in other comprehensive income at June 30, 2015, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts, options and cross currency basis swaps as at June 30, 2015.

50 BCE Inc. 2015 Second Quarter Shareholder Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		AMOUNTS
		TO RECEIVE		AMOUNTS TO PAY
TYPE OF HEDGE	BUY CURRENCY	IN USD	SELL CURRENCY	IN CAD	MATURITY	HEDGED ITEM
Cash flow	USD	211	CAD	236	2015	Purchase commitments
Cash flow	USD	493	CAD	611	2015	Commercial paper
Cash flow	USD	374	CAD	421	2016-2017	Purchase commitments
Cash flow	USD	400	CAD	497	2015	Credit facility
Economic	USD	153	CAD	190	2015	Purchase commitments
Economic – call options	USD	137	CAD	166	2015	Purchase commitments
Economic – put options	USD	274	CAD	332	2015	Purchase commitments

Interest rate exposures

We use interest rate swaps to manage the mix of fixed and floating interest rates of our debt. We also use interest rate locks to hedge the interest rates on future debt issuances. As at June 30, 2015, we had interest rate locks with notional amounts totalling $1 billion which mature through to 2016 and an interest rate swap with a notional amount of $700 million which matures in 2017.

A 1% increase (decrease) in interest rates would result in a decrease of $28 million (increase of $28 million) in net earnings at June 30, 2015 and a gain of $54 million (loss of $61 million) recognized in other comprehensive income as at June 30, 2015.

Note 13 Share-based payments

The following share-based payment amounts are included in the consolidated income statements as operating costs.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2015	2014	2015	2014
Employee savings plans (ESPs)	(6)	(8)	(14)	(15)
Restricted share units (RSUs) and performance share units (PSUs)	(14)	(12)	(27)	(26)
Other(1)	(3)	(5)	(7)	(10)
Total share-based payments	(23)	(25)	(48)	(51)

(1)	Includes deferred share units (DSUs) and stock options.

The following tables summarize the change in outstanding ESPs, RSUs/PSUs, DSUs and stock options for the six months ended June 30, 2015.

ESPs

NUMBER OF ESPs
Unvested contributions, January 1, 2015	1,153,653
Contributions(1)	323,199
Dividends credited	27,029
Vested	(303,823)
Forfeited	(48,176)
Unvested contributions, June 30, 2015	1,151,882

(1)	The weighted average fair value of the ESPs contributed during the six months ended June 30, 2015 was $55.

RSUs/PSUs

NUMBER
OF RSUs /PSUs
Outstanding, January 1, 2015	3,616,967
Granted(1)	988,405
Dividends credited	79,745
Settled	(1,324,360)
Forfeited	(45,340)
Outstanding, June 30, 2015	3,315,417

(1)	The weighted average fair value of the RSUs/PSUs granted during the six months ended June 30, 2015 was $55.

BCE Inc. 2015 Second Quarter Shareholder Report 51
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DSUs

NUMBER OF DSUs
Outstanding, January 1 , 2015	4,116,527
Issued(1)	152,982
Settlement of RSUs/PSUs	216,500
Dividends credited	98,608
Settled	(191,168)
Outstanding, June 30, 2015	4,393,449

(1)	The weighted average fair value of the DSUs issued during the six months ended June 30, 2015 was $56.

STOCK OPTIONS

		WEIGHTED AVERAGE
	NUMBER	EXERCISE PRICE
	OF OPTIONS	($)
Outstanding, January 1, 2015	9,278,190	43
Granted	2,776,976	56
Exercised(1)	(1,532,492)	39
Forfeited	(46,649)	48
Outstanding, June 30, 2015	10,476,025	47
Exercisable, June 30, 2015	1,931,376	39

(1)	The weighted average share price for options exercised during the six months ended June 30, 2015 was $55.

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2015
Weighted average fair value per option granted	$2.25
Weighted average share price	$55
Weighted average exercise price	$56
Dividend yield	4.6%
Expected volatility	15%
Risk-free interest rate	0.7%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

52 BCE Inc. 2015 Second Quarter Shareholder Report

This document has been filed by BCE Inc. with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.
It can be found on BCE Inc.’s website at BCE.ca, on SEDAR
at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

 Investor Relations
Building A, 8th floor
1 Carrefour Alexander-Graham-Bell
Verdun, Québec H3E 3B3
e-mail: investor.relations@bce.ca
tel: 1-800-339-6353
fax: 514-786-3970
BCE.ca

For additional copies of this document,
please contact investor relations.

Pour obtenir un exemplaire de la version française de ce document, contactez les Relations avec les investisseurs.

For further information concerning BCE Inc.’s Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

Canadian Stock Transfer Company Inc.
320 Bay Street, 3rd floor
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tel: 416-360-7725 or 1-800-561-0934
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